Exhibit 99.2

Royal Bank of Canada first quarter 2017 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, February 24, 2017 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,027 million for the first quarter ended January 31, 2017, up $580 million or 24% from a year ago. Results reflect strong earnings in Personal & Commercial Banking, Wealth Management, Capital Markets and Investor & Treasury Services. Our performance also reflects benefits from our ongoing focus on efficiency management activities, driving strong operating leverage across most of our business segments. Excluding our share of a gain related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris), which was $212 million (before- and after-tax), net income of $2,815 million(1) was up $368 million or 15% from the prior year.

Compared to last quarter, net income was up $484 million or 19%. Excluding the gain on sale as noted above, net income was up $272 million or 11%(1), mainly reflecting higher earnings across most of our business segments. Results reflect improved credit quality, with our provision for credit losses (PCL) ratio of 0.22%, down 5 basis points (bps), mainly due to lower provisions in Personal & Commercial Banking and recoveries in Capital Markets.

Our capital position was strong with a Common Equity Tier 1 (CET1) ratio of 11.0%. In addition, today we announced an increase to our quarterly dividend of $0.04 or 5% to $0.87 per share.

“RBC reported earnings of $3 billion for the first quarter reflecting strength across our businesses as we continued to invest in growth. We remain committed to returning capital to our shareholders and I’m pleased to announce a 5% increase to our quarterly dividend,” said Dave McKay, RBC President and Chief Executive Officer. “As the operating landscape evolves, we are focused on our strategy of building a digitally-enabled relationship bank to meet the changing expectations of our clients.”

Q1 2017 compared to Q1 2016

•	Net income of $3,027 million (up 24% from $2,447 million)
•	Diluted earnings per share (EPS) of $1.97 (up $0.39 from $1.58)
•	Return on common equity (ROE)(2) of 18.0% (up 270 bps from 15.3%)
•	CET1 ratio of 11.0% (up 110 bps from 9.9%)

Q1 2017 compared to Q4 2016

•	Net income of $3,027 million (up 19% from $2,543 million)
•	Diluted EPS of $1.97 (up $0.32 from $1.65)
•	ROE of 18.0% (up 250 bps from 15.5%)
•	CET1 ratio of 11.0% (up 20 bps from 10.8%)

Excluding specified item(1): Q1 2017 compared to Q1 2016

•	Net income of $2,815 million (up 15% from $2,447 million)
•	Diluted EPS of $1.83 (up $0.25 from $1.58)
•	ROE of 16.7% (up 140 bps from 15.3%)

Excluding specified item(1): Q1 2017 compared to Q4 2016

•	Net income of $2,815 million (up 11% from $2,543 million)
•	Diluted EPS of $1.83 (up $0.18 from $1.65)
•	ROE of 16.7% (up 120 bps from 15.5%)

The specified item comprises our share of a gain related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris) to Vantiv, Inc., which was $212 million (before- and after-tax).

(1)	These measures are non-GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q1 2017 Report to Shareholders.
(2)	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of this Q1 2017 Report to Shareholders.

Table of contents

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
6	Key corporate events of 2017
6	Financial performance
6	Overview
10	Business segment results
10	How we measure and report our business segments
10	Key performance and non-GAAP measures
13	Personal & Commercial Banking
15	Wealth Management
16	Insurance
17	Investor & Treasury Services
18	Capital Markets
19	Corporate Support
19	Results by geographic segment
20	Quarterly results and trend analysis
22	Financial condition
22	Condensed balance sheets
23	Off-balance sheet arrangements
25	Risk management
25	Credit risk

31	Market risk
35	Liquidity and funding risk
43	Capital management
47	Additional financial information
47	Accounting and control matters
47	Controls and procedures
47	Related party transactions
48	Enhanced Disclosure Task Force recommendations index
49	Interim Condensed Financial Statements (unaudited)
54	Notes to the Interim Condensed Financial Statements (unaudited)
68	Shareholder information

2        Royal Bank of Canada        First Quarter 2017

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2017, compared to the corresponding periods in the prior fiscal year and the three month period ended October 31, 2016. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2017 (Condensed Financial Statements) and related notes and our 2016 Annual Report. This MD&A is dated February 23, 2017. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2016 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2017 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report and the Risk management section of this Q1 2017 Report to Shareholders, global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, technological innovation and new Fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Q1 2017 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report, as updated by the Overview and outlook section of this Q1 2017 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2016 Annual Report and the Risk management section of this Q1 2017 Report to Shareholders.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2017        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31, 2017 vs.
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2017	October 31 2016	January 31 2016	October 31 2016	January 31 2016
Total revenue	$9,546	$9,265	$9,359	$281	$187
Provision for credit losses (PCL)	294	358	410	(64)	(116)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	183	397	829	(214)	(646)
Non-interest expense	5,215	5,198	4,960	17	255
Income before income taxes	3,854	3,312	3,160	542	694
Net income	$3,027	$2,543	$2,447	$484	$580
Segments – net income
Personal & Commercial Banking	$1,592	$1,275	$1,290	$317	$302
Wealth Management	430	396	303	34	127
Insurance	134	228	131	(94)	3
Investor & Treasury Services	214	174	143	40	71
Capital Markets	662	482	570	180	92
Corporate Support	(5)	(12)	10	7	(15)
Net income	$3,027	$2,543	$2,447	$484	$580
Selected information
Earnings per share (EPS) – basic	$1.98	$1.66	$1.59	$0.32	$0.39
– diluted	1.97	1.65	1.58	0.32	0.39
Return on common equity (ROE) (1), (2)	18.0%	15.5%	15.3%	250 bps	270 bps
Average common equity (1)	64,650	63,100	61,450	1,550	3,200
Net interest margin (on average earning assets) (3)	1.73%	1.70%	1.71%	3 bps	2 bps
PCL on impaired loans as a % of average net loans and acceptances	0.22%	0.27%	0.31%	(5) bps	(9) bps
Gross impaired loans (GIL) as a % of loans and acceptances (4)	0.66%	0.73%	0.59%	(7) bps	7 bps
Liquidity coverage ratio (LCR) (5)	123%	127%	127%	(400) bps	(400) bps
Capital and Leverage ratios
Common Equity Tier 1 (CET1) ratio (6)	11.0%	10.8%	9.9%	20 bps	110 bps
Tier 1 capital ratio (6)	12.6%	12.3%	11.3%	30 bps	130 bps
Total capital ratio (6)	14.7%	14.4%	13.4%	30 bps	130 bps
Leverage ratio (6)	4.4%	4.4%	4.0%	– bps	40 bps
Selected balance sheet and other information (7)
Total assets	$1,161,766	$1,180,258	$1,200,352	$(18,492)	$(38,586)
Securities	224,827	236,093	233,711	(11,266)	(8,884)
Loans (net of allowance for loan losses)	522,010	521,604	516,186	406	5,824
Derivative related assets	97,419	118,944	132,560	(21,525)	(35,141)
Deposits	757,512	757,589	769,568	(77)	(12,056)
Common equity	64,853	64,304	63,111	549	1,742
Total capital risk-weighted assets	443,940	449,712	462,449	(5,772)	(18,509)
Assets under management (AUM)	584,100	586,300	561,500	(2,200)	22,600
Assets under administration (AUA) (8)	4,934,600	5,058,900	4,898,000	(124,300)	36,600
Common share information
Shares outstanding (000s) – average basic	1,484,262	1,483,869	1,486,560	393	(2,298)
– average diluted	1,492,350	1,491,872	1,495,035	478	(2,685)
– end of period (9)	1,475,540	1,485,394	1,486,631	(9,854)	(11,091)
Dividends declared per common share	$0.83	$0.83	$0.79	$0.00	$0.04
Dividend yield (10)	3.8%	4.0%	4.4%	(20) bps	(60) bps
Common share price (RY on TSX) (11)	$93.56	$83.80	$72.55	$9.76	$21.01
Market capitalization (TSX) (11)	138,052	124,476	107,855	13,576	30,197
Business information (number of)
Employees (full-time equivalent) (FTE)	75,459	75,510	76,380	(51)	(921)
Bank branches	1,415	1,419	1,430	(4)	(15)
Automated teller machines (ATMs)	4,902	4,905	4,900	(3)	2
Period average US$ equivalent of C$1.00 (12)	$0.752	$0.757	$0.728	$(0.005)	$0.024
Period-end US$ equivalent of C$1.00	$0.769	$0.746	$0.714	$0.023	$0.055
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets. Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	GIL includes $348 million (October 31, 2016 – $418 million) related to the acquired credit impaired (ACI) loans portfolio from our acquisition of City National Corporation (City National). ACI loans added 6 bps to our first quarter 2017 GIL ratio (October 31, 2016 – 8 bps). For further details, refer to Note 5 of our Condensed Financial Statements.
(5)	LCR is calculated using the Basel III Liquidity Adequacy Requirements (LAR) guideline. Effective the first quarter of 2017, OSFI requires the LCR to be disclosed based on the average of the daily positions during the quarter. For further details, refer to the Liquidity and funding risk section.
(6)	Capital and Leverage ratios presented above are on an “all-in” basis. The Leverage ratio is a regulatory measure under the Basel III framework. For further details, refer to the Capital management section.
(7)	Represents period-end spot balances.
(8)	AUA includes $18.7 billion and $8.4 billion (October 31, 2016 – $18.6 billion and $9.6 billion; January 31, 2016 – $20.4 billion and $9.7 billion) of securitized residential mortgages and credit card loans, respectively. Prior period figures have been revised from those previously disclosed.
(9)	We have reduced our common shares outstanding by 10.2 million shares to reflect the expected number of common shares we are obligated to repurchase under the specific share repurchase program. For further details, refer to the Capital Management section.
(10)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(11)	Based on TSX closing market price at period-end.
(12)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2017

Economic, market and regulatory review and outlook – data as at February 23, 2017

The economic predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.

Canada

The Canadian economy grew by 0.4%1 in November 2016, following a 0.2%1 drop in October and growth of 0.4%1 in September. Growth for calendar 2016 is expected to be 1.3%, which is consistent with our estimate on November 29, 2016. Growth continued as rising employment and household net worth supported an increase in consumer spending. The national unemployment rate edged down to 6.8% in January 2017 from 6.9% in December 2016 as strong employment growth outpaced an increase in the labour force. Alberta’s unemployment rate increased to 8.8% in January 2017, compared to 8.5% in December 2016, maintaining its 22 year high. In comparison to the prior year, housing prices also saw a 14% increase during the fourth calendar quarter, and resale activity grew in 2016 by 6.3%. The diverging monetary policies between the Bank of Canada (BoC) and the U.S. Federal Reserve (Fed) have put modest downward pressure on the Canadian dollar although rising oil prices have provided some offset. The BoC maintained its overnight rate at 0.5% in January 2017 as the Canadian economy continues to show signs of improvement, although they held a cautious tone amid the high degree of uncertainty in the economic outlook, particularly regarding U.S. policy.

We expect the Canadian economy to grow at a rate of 1.8% during calendar 2017, consistent with our estimate from November 29, 2016, as the energy sector continues its recovery, non-commodity industries maintain their momentum and fiscal stimulus boosts growth. The housing market continues to adjust to the policy changes implemented in 2016, however, affordability in Vancouver and Toronto remain a concern. Activity in the energy sector is now rising as oil prices continue to improve. With the BoC highlighting significant uncertainty surrounding future U.S. policy changes, we expect the BoC to maintain a cautious stance, maintaining its overnight rate at 0.5% through calendar 2017.

U.S.

The U.S. economy eased to an estimated growth rate of 1.9%1 in the fourth calendar quarter of 2016, compared to 3.5%1 in the previous calendar quarter. Net trade declined as the previous quarter experienced a temporary surge in food exports. On the other hand, consumer spending, residential investment and business investment were strong, reflecting a robust labour market, higher wages, and continued consumer confidence. Labour markets continued to remain at or near full employment with the unemployment rate at 4.8% in January 2017. Housing starts continued to pick up strongly in the fourth quarter of 2016, and home starts for the year as a whole were the strongest since 2007. As a result of these improving economic conditions, the Fed raised its funds target range by 25 basis points to 0.50% to 0.75% in December 2016.

We expect the U.S. economy to grow at a rate of 2.3% during calendar 2017, slightly above our previous estimate of 2.2% on November 29, 2016, amid strong labour markets, strengthening economic conditions and elevated business and consumer confidence. Anticipated corporate and personal income tax cuts are expected to provide a fiscal boost, though there is a high degree of uncertainty around that estimate as the Trump administration has yet to provide details on the specific changes. With inflation and wage growth picking up, a further withdrawal of monetary stimulus is anticipated in 2017. These increases are expected to be gradual with the next rate hike forecast in the second quarter of 2017. The new Trump administration could pursue policy changes that may impact the economic outlook though any revisions to our expectations await further details being announced.

Europe

The Euro area economy continued its recovery, growing by 0.5% in the fourth calendar quarter of 2016. In the 2016 calendar year, the economy grew by 1.7%, slightly higher than our previous estimate of 1.6%. Growth has been supported by monetary policy stimulus, stronger labour market conditions and improving economic sentiment. The unemployment rate reached its lowest level since July 2009 at 9.6% in December 2016, compared to 10.0% in September 2016. The European Central Bank (ECB) extended its monthly asset purchase program and announced a reduction in the monthly purchases from €80 billion to €60 billion, commencing April 2017.

We expect the Euro area economy to grow at a slightly slower pace of 1.5% during calendar 2017, which is higher than our previous estimate of 1.3% on November 29, 2016, amid political uncertainty surrounding Brexit negotiations and a number of general elections in the Euro area as well as rising energy prices. As concerns over low inflation remain, we expect the ECB to continue its asset purchase program through the end of this year as planned.

Financial markets

Though the global economy still faces uncertainty, equity markets in Canada, the U.S. and Europe experienced a positive uplift as investor confidence improved during the quarter. Markets were given a boost as oil prices stabilized reflecting the decision by OPEC countries to cut oil production, notable economic improvements in China and the U.S., as well as the anticipation of the Trump administration’s pro-growth agenda. Canadian and U.S. Treasury benchmark 10-year government bond yields have risen, reflecting the expectation of fiscal stimulus and higher inflation levels. To counter inflationary pressures, the Fed announced a rate hike at the end of 2016 and indicated that it may raise rates three or more times during 2017. Nonetheless, the political environment around the world is still unpredictable as significant changes, such as U.S. foreign policy under the Trump administration and Brexit negotiations, have yet to be established.

The macroeconomic headwinds discussed above, such as the volatility of energy prices, the potential for greater uncertainty or financial market instability related to Brexit and the new Trump administration, and greater global economic uncertainty may alter our outlook and results for fiscal 2017 and future periods. These continuing pressures may lead to higher PCL in our wholesale and retail loan portfolios and impact the general business and economic conditions in the regions we operate.

1	Annualized rate

Royal Bank of Canada        First Quarter 2017        5

Regulatory environment

We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. As discussed below, recent political developments, including the new presidential administration in the U.S. and the U.K. referendum vote to exit the EU, have resulted in uncertainty as to the implementation, scope and timing of regulatory reforms.

U.S. Regulatory Reform

The President of the U.S. and officials within the current administration have made multiple statements about regulatory reform. Most recently, on February 3, 2017, the President signed an Executive Order directing the Treasury Secretary to conduct a review of federal financial regulations and, where appropriate, propose changes to those regulations in order to conform them more closely to “Core Principles” identified in the Executive Order. Some financial regulations may be delayed or revised by subsequent regulations implemented by agency officials, or through legislation passed by Congress and signed into law by the President.

Total Loss-Absorbing Capacity (TLAC)

On December 15, 2016, the Fed issued its final rule on TLAC. The rule will apply to our U.S. Intermediate Holding Company (IHC) if and when we are designated a global systemically important bank (G-SIB) by the Financial Stability Board (FSB), and will require G-SIBs with significant operations in the U.S. to maintain a minimum amount of loss absorbing instruments, including unsecured long-term debt. In addition, the rule prescribes certain additional buffers, the breach of which would result in limitations on the capital distributions and discretionary bonus payments of U.S. covered Bank Holding Companies (BHCs) or covered IHCs. In a significant change from the rule as proposed, the final rule allows U.S. IHCs to issue long-term debt to a non-U.S. affiliate as well as to their non-U.S. parent. The proposed rule would have only allowed issuance to the non-U.S. parent.

Global Over-the-Counter (OTC) Derivatives Reform

On September 1, 2016, we began to exchange regulatory margin on bilateral OTC derivatives with in-scope counterparties in accordance with U.S. prudential regulators’ rules. We began to exchange regulatory margin with large EU market participants on February 6, 2017 and will be required to do the same with other in-scope counterparties from March 1, 2017. We may also be indirectly subject to other jurisdictions’ margin rules once those rules are finalized. Global margin rules represent a fundamental change in how non-centrally cleared OTC derivatives are traded and require specific documents to be in place with all in-scope counterparties.

On January 19, 2017, the Canadian Securities Administrators adopted National Instrument 94-101, Mandatory Central Counterparty Clearing of Derivatives, which introduces a requirement to clear specified OTC derivative products when trading with in-scope counterparties. Beginning April 4, 2017, this rule will cover trades with counterparties who are clearing members of a regulated clearing agency. On October 4, 2017, the obligation to clear extends to: (i) all local counterparties with a month-end gross notional amount above $500 billion in OTC derivatives (excluding intragroup trades); and (ii) affiliates of clearing members with an aggregate gross notional amount exceeding $1 billion in outstanding OTC derivatives (excluding intragroup trades).

On September 28, 2016, the CFTC expanded the classes of OTC derivatives to be cleared, including, among others, fixed-to-floating interest rate swaps and overnight index swaps denominated in Canadian dollars. The mandatory clearing regimes for Hong Kong and Singapore will begin in the second half of 2017.

Uniform Fiduciary Standards

On April 6, 2016, the U.S. Department of Labor (DOL) issued a final rule establishing a uniform fiduciary standard for providers of investment advice and related services in connection with U.S. retirement plans and holders of individual retirement accounts, effective April 10, 2017. On February 3, 2017, the U.S. President issued a Presidential Memorandum directing the U.S. Labor Secretary to review the rule to determine whether it “adversely affect[s] the ability of Americans to gain access to retirement information and financial advice.” Contingent on the findings, the memorandum further directs the DOL to propose a repeal or revision of the rule if appropriate and consistent with law.

The rule, if left in its current form, could significantly impact our U.S. Wealth Management business, however none of the impacts described above (including the DOL fiduciary rule) are expected to materially impact our overall results.

Regulatory Capital and Related Requirements

In 2015 and 2016, the Basel Committee on Banking Supervision (BCBS) issued consultations on a number of proposals that would reform the manner in which banks calculate, measure, and report regulatory capital and related risks, including the use of a bank’s own internal risk models. On January 3, 2017, the BCBS announced a delay in finalizing these proposed revisions and we anticipate they could be amended further. As a result, the impact on our regulatory capital ratios will depend upon the final standards adopted by the BCBS and how those standards are ultimately implemented by the Office of the Superintendent of Financial Institutions (OSFI). The BCBS had previously stated its expectation for those proposals to have a relatively modest impact on capital and leverage for most banks upon finalization.

U.K. and European Regulatory Reform

In March 2016, certain of our entities became subject to the U.K. Senior Managers Regime, which places a statutory duty on certain employees to take reasonable steps to prevent regulatory breaches in their areas of responsibility. A certification regime also applied to employees performing ‘significant harm’ roles. New conduct rules apply to in-scope employees from March 2017.

Various articles within the Securities Financing Transactions Regulation took effect in 2016, including conditions around the re-use of collateral provided in the form of securities by EU counterparties. A new transaction reporting obligation for in-scope products will become effective in 2018.

6        Royal Bank of Canada        First Quarter 2017

Under the Packaged Retail and Insurance-based Investment Products (PRIIPs) Regulation, we will be required to provide prescribed disclosure documents to retail investors before they purchase PRIIPs, and to create and update those documents for products that we manufacture. The effective date for this regulation has been deferred to January 2018.

MiFID II/MiFIR becomes effective in January 2018 and will have a significant technological and procedural impact for certain RBC businesses operating in the EU. The reforms introduce changes to pre- and post-trade transparency, market structure, trade and transaction reporting, algorithmic trading, and conduct of business and will extend to Fixed Income and “Equity-like” products.

Under the Benchmarks Regulation, effective January 2018, the provision of benchmarks will become a regulated activity requiring benchmark providers to obtain prior authorization and undergo supervision at a national and EU level. Moreover, administrators must avoid conflicts of interest, and benchmark calculations, as well as the underlying data, must be transparent.

The General Data Protection Regulation becomes effective in May 2018 and will introduce a number of obligations that will apply globally to any entity designated as a controller or processor of personal data pertaining to EU individuals. These include requirements relating to breach notification, the appointment of an appropriately qualified and experienced Data Protection Officer, more stringent requirements with respect to obtaining valid consent to process data, and increased individual rights.

Following the result of the June 2016 referendum, the U.K. is planning to exit the EU. A formal notice of the U.K. Government’s intention to withdraw must be provided to European Council, triggering a two-year negotiation period during which the terms of the U.K.’s exit will be determined. A bill authorizing the U.K. Government to provide such notice was presented to the U.K. Parliament in January 2017 and completed the legislative process in February, enabling the U.K. Government to trigger withdrawal negotiations in March as per its stated intention. Until those negotiations are concluded or the negotiation period expires, the U.K. will remain an EU Member State, subject to all EU legislation.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks and Legal and regulatory environmental risk sections of our 2016 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2016 Annual Report and the Risk management and Capital management sections of this Q1 2017 Report to Shareholders.

Key corporate events of 2017

Sale of U.S. operations of Moneris Solutions Corporation

On November 10, 2016, our payment processing joint venture with Bank of Montreal, Moneris Solutions Corporation (Moneris), signed a Purchase and Sale agreement to sell its U.S. operations to Vantiv, Inc. The transaction closed on December 21, 2016. As a result, we recorded our share of the gain which was $212 million (before- and after-tax) in Non-interest income – Share of profit in joint ventures and associates. For further details, refer to Note 6 of our Condensed Financial Statements.

Financial performance

Overview

Q1 2017 vs. Q1 2016

Net income of $3,027 million was up $580 million or 24% from a year ago. Diluted earnings per share (EPS) of $1.97 was up $0.39 and return on common equity (ROE) of 18.0% was up 270 bps from 15.3% last year. Our Common Equity Tier 1 (CET1) ratio was 11.0%, up 110 bps from a year ago.

Excluding our share of the gain related to the sale of the U.S. operations of Moneris in the current quarter, which is a specified item and is described further below, net income of $2,815 million was up $368 million or 15% from last year, diluted EPS of $1.83 was up $0.25, and ROE of 16.7% increased 140 bps. Our results were driven by strong earnings in Personal & Commercial Banking, Wealth Management, Capital Markets and Investor & Treasury Services.

Personal & Commercial Banking earnings were higher due to our share of the gain related to the sale of the U.S. operations of Moneris. Excluding this specified item, Personal & Commercial Banking earnings increased largely driven by strong performance in Canada, reflecting volume growth of 6% that was partially offset by lower spreads, higher fee-based revenue and lower PCL. These factors were partly offset by higher costs to support business growth.

Wealth Management earnings increased primarily reflecting higher net interest income on volume growth, and higher earnings due to growth in average fee-based client assets and increased transaction revenue. These factors were partially offset by higher costs in support of business growth.

Capital Markets earnings were up largely driven by higher results in Global Markets and Corporate and Investment Banking reflecting increased client activity and improved market conditions. Lower PCL also contributed to the increase. These factors were partially offset by higher variable compensation on improved results.

Investor & Treasury Services earnings increased primarily due to higher funding and liquidity earnings reflecting volatility in interest and foreign exchange rates, and increased results from higher spreads on client deposits.

Insurance earnings were up largely due to favourable claims experience mainly in International Insurance, partially offset by lower earnings from new U.K. annuity contracts and the impact from the sale of our home and auto insurance manufacturing business.

For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Royal Bank of Canada        First Quarter 2017        7

Q1 2017 vs. Q4 2016

Net income of $3,027 million increased $484 million or 19% from the prior quarter. Diluted EPS of $1.97 was up $0.32 and ROE of 18.0% was up 250 bps. Our CET1 ratio was 11.0%, up 20 bps.

Excluding our share of the gain on sale in the current quarter as described below, net income of $2,815 million increased $272 million or 11% from the prior quarter, diluted EPS was up $0.18 and ROE was up 120 bps. Our results reflected higher earnings in Capital Markets, Personal & Commercial Banking, Investor & Treasury Services, and Wealth Management, partially offset by lower earnings in Insurance.

Capital Markets earnings were up largely driven by higher results in Global Markets reflecting improved market conditions, a lower effective tax rate, and lower PCL. These factors were partially offset by decreased results in Corporate and Investment Banking due to decreased client activity, and higher variable compensation on improved results in Global Markets.

Personal & Commercial Banking earnings were higher due to our share of the gain related to the sale of the U.S. operations of Moneris. Excluding this specified item, Personal & Commercial Banking earnings increased largely reflecting volume growth of 2% that was partially offset by lower spreads, lower marketing costs and lower PCL. Higher fee-based revenue mainly due to higher card service revenue also contributed to the increase.

Investor & Treasury Services earnings increased primarily due to higher funding and liquidity earnings, increased results from foreign exchange market execution and lower staff costs.

Wealth Management earnings were up primarily reflecting increased transaction revenue, higher net interest income on volume growth, and higher annual performance fees. These factors were partially offset by higher costs in support of business growth.

Insurance earnings decreased as the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes, and higher earnings from new U.K. annuity contracts.

Specified item

For the three months ended January 31, 2017, our results were impacted by our share of a gain of $212 million (before- and after-tax) related to the sale of the U.S. operations by Moneris. Results excluding this specified item are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Impact of foreign currency translation

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2017 vs. Q1 2016	Q1 2017 vs. Q4 2016
Increase (decrease):
Total revenue	$(205)	$(9)
PCL	(2)	–
PBCAE	(45)	(3)
Non-interest expense	(147)	(4)
Income taxes	(7)	(1)
Net income	(4)	(1)
Impact on EPS
Basic	$–	$–
Diluted	–	–

The relevant average exchange rates that impact our business are shown in the following table:

(Average foreign currency equivalent of C$1.00) (1)	For the three months ended
	January 31 2017	October 31 2016	January 31 2016
U.S. dollar	0.752	0.757	0.728
British pound	0.603	0.592	0.496
Euro	0.707	0.680	0.677

(1)	Average amounts are calculated using month-end spot rates for the period.

8        Royal Bank of Canada        First Quarter 2017

Total revenue

(Millions of Canadian dollars, except percentage amounts)	For the three months ended
	January 31 2017	October 31 2016	January 31 2016
Interest income	$6,459	$6,211	$6,056
Interest expense	2,135	2,024	1,860
Net interest income	$4,324	$4,187	$4,196
Net interest margin (on average earning assets)	1.73%	1.70%	1.71%
Investments (1)	$2,272	$2,197	$2,140
Insurance (2)	497	824	1,159
Trading	263	119	90
Banking (3)	1,257	1,268	1,092
Underwriting and other advisory	468	509	374
Other (4)	465	161	308
Non-interest income	$5,222	$5,078	$5,163
Total revenue	$9,546	$9,265	$9,359
Additional information
Total trading revenue
Net interest income	$669	$571	$638
Non-interest income	263	119	90
Total trading revenue	$932	$690	$728

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(2)	Includes premiums and investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gain (loss) on available-for-sale (AFS) securities and share of profit in joint ventures and associates.

Q1 2017 vs. Q1 2016

Total revenue increased $187 million or 2% from last year. Excluding our share of the gain from the sale of the U.S. operations of Moneris in the current quarter, total revenue of $9,334 million decreased $25 million. The impact of foreign exchange translation this quarter decreased our total revenue by $205 million.

Net interest income increased $128 million or 3%, mainly due to volume growth in Canadian Banking and Wealth Management partially offset by lower spreads.

Investments revenue increased $132 million or 6%, mainly due to higher average fee-based client assets reflecting capital appreciation and net sales, higher transaction revenue, and higher fee-based revenue in Canadian Banking primarily attributable to higher mutual fund distribution fees.

Insurance revenue decreased $662 million or 57%, mainly reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and lower premiums reflecting the impact of the sale of our home and auto insurance manufacturing business. These factors were partially offset by the impact of restructured contracts and business growth in International Insurance.

Trading revenue in Non-interest income increased $173 million. Total trading revenue of $932 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $204 million or 28%, mainly due to higher fixed income trading revenue across all regions, partially offset by lower equity and commodities trading revenue.

Banking revenue increased $165 million or 15% mainly due to higher loan syndication activity largely in the U.S., and the change in fair value of certain Canadian dollar-denominated available-for-sale (AFS) securities that were funded with U.S. dollar-denominated deposits which is offset in Other revenue. Higher transaction volumes resulting in higher card service revenue also contributed to the increase.

Underwriting and other advisory revenue increased $94 million, largely reflecting increased debt origination activity in North America, and higher equity origination activity in Canada.

Other revenue increased $157 million or 51% from last year, largely reflecting our share of the gain from the sale of the U.S. operations of Moneris in the current quarter. This factor was partially offset by the change in fair value of certain derivatives used to economically hedge the AFS securities noted above as well as the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense.

Q1 2017 vs. Q4 2016

Total revenue increased $281 million or 3% from the prior quarter. Excluding our share of the gain from the sale of the U.S. operations of Moneris in the current quarter, total revenue increased $69 million or 1% primarily due to higher fixed income trading revenue across all regions, increased equity trading revenue largely in North America, and the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense in Wealth Management. Volume growth in Canadian Banking and higher funding and liquidity earnings in Investor & Treasury Services also contributed to the increase. These factors were partly offset by the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE.

Revenue excluding the specified item noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        First Quarter 2017        9

Provision for credit losses (PCL)

Q1 2017 vs. Q1 2016

Total PCL decreased $116 million or 28% from a year ago, mainly due to recoveries in Capital Markets and lower provisions in Personal & Commercial Banking. The PCL ratio of 22 bps decreased 9 bps.

Q1 2017 vs. Q4 2016

Total PCL decreased $64 million or 18% as compared to prior quarter, mainly due to lower provisions in Personal & Commercial Banking and Wealth Management, and recoveries in Capital Markets.

For further details on PCL, refer to Credit quality performance in the Credit Risk section.

Insurance policyholder benefits, claims and acquisition expense

Q1 2017 vs. Q1 2016

PBCAE decreased $646 million or 78% from a year ago, reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, lower costs reflecting the impact from the sale of our home and auto insurance manufacturing business, and favourable claims experience. These factors were partially offset by higher PBCAE due to the impact of restructured international life contracts, largely offset in revenue.

Q1 2017 vs. Q4 2016

PBCAE decreased $214 million or 54% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, and lower business volumes. These factors were partially offset by higher PBCAE due to the impact of restructured international life contracts, largely offset in revenue. In addition, the prior quarter included favourable impacts from actuarial adjustments reflecting management actions and assumption changes and new U.K. annuity contracts.

Non-interest expense

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Salaries	$1,441	$1,466	$1,492
Variable compensation	1,215	1,158	1,074
Benefits and retention compensation	468	378	464
Share-based compensation	139	30	46
Human resources	$3,263	$3,032	$3,076
Equipment	356	378	356
Occupancy	399	406	393
Communications	221	278	203
Professional fees	255	312	240
Amortization of other intangibles	252	257	234
Other	469	535	458
Non-interest expense	$5,215	$5,198	$4,960
Efficiency ratio (1)	54.6%	56.1%	53.0%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q1 2017 vs. Q1 2016

Non-interest expense increased $255 million or 5%, largely due to higher variable compensation in Wealth Management and Capital Markets on improved results, increased costs in support of business growth, and the change in fair value of our U.S. share-based compensation plan, largely offset in revenue. These factors were partially offset by the impact of foreign exchange translation of $147 million, lower restructuring costs related to our International Wealth Management business and continuing benefits from our efficiency management activities.

Our efficiency ratio of 54.6% increased 160 bps from 53.0% last year. Excluding our share of the gain recorded in the current quarter related to the sale of the U.S. operations of Moneris noted above, our efficiency ratio of 55.9% increased 290 bps, mainly due to the decrease in revenue of $518 million relating to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE, partially offset by lower restructuring costs related to our International Wealth Management business and continuing benefits from our efficiency management activities.

Q1 2017 vs. Q4 2016

Non-interest expense remained relatively flat as higher variable compensation in Capital Markets and Wealth Management on improved results, and increased costs in support of business growth were mostly offset by lower marketing costs, decreased capital taxes and continuing benefits from our efficiency management activities.

Our efficiency ratio of 54.6% decreased 150 bps from 56.1% last quarter. Excluding our share of the gain on sale in the current quarter noted above, our efficiency ratio decreased 20 bps from last quarter, largely driven by lower marketing costs, decreased capital taxes and continuing benefits from our efficiency management activities. These factors were mostly offset by the decrease in revenue of $309 million from the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Efficiency ratio excluding the specified item is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

10        Royal Bank of Canada        First Quarter 2017

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Income taxes	$827	$769	$713
Income before income taxes	$3,854	$3,312	$3,160
Canadian statutory income tax rate (1)	26.5%	26.5%	26.5%
Lower average tax rate applicable to subsidiaries	(3.5)%	(1.1)%	(1.5)%
Tax-exempt income from securities	(2.1)%	(2.1)%	(4.0)%
Tax rate change	(0.2)%	(0.2)%	–%
Effect of previously unrecognized tax loss, tax credit or temporary differences	–%	(1.0)%	–%
Other	0.8%	1.1%	1.6%
Effective income tax rate	21.5%	23.2%	22.6%

(1)	Blended Federal and Provincial statutory income tax rate.

Q1 2017 vs. Q1 2016

Income tax expense increased $114 million or 16% from last year, due to higher income before income tax. The effective income tax rate of 21.5% decreased 110 bps. Excluding our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax), the effective income tax rate of 22.7% increased 10 bps due to lower tax-exempt income from securities in the current quarter, which was mostly offset by lower income from subsidiaries with higher tax rates.

Q1 2017 vs. Q4 2016

Income tax expense increased $58 million from last quarter, due to higher income before income taxes. The effective income tax rate of 21.5% decreased 170 bps from 23.2% in the last quarter. Excluding our share of the gain as noted above, the effective income tax rate of 22.7% decreased 50 bps mainly due to lower income from subsidiaries with higher tax rates.

The effective income tax rate excluding the specified item above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain largely unchanged from October 31, 2016. For further details on attributed capital, refer to the Capital Management section.

For further details on our key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2016 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. ROE does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2016 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2017							October 31 2016	January 31 2016
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,567	$414	$132	$210	$640	$(23)	$2,940	$2,458	$2,366
Total average common equity (1), (2)	19,350	13,400	1,550	3,300	19,100	7,950	64,650	63,100	61,450
ROE (3)	32.1%	12.2%	33.7%	25.1%	13.3%	n.m.	18.0%	15.5%	15.3%

(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital. Effective the first quarter of 2017, we increased our capital attribution rate to better align with higher regulatory capital requirements.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Royal Bank of Canada        First Quarter 2017        11

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2017 with the corresponding period in the prior year and the three months ended October 31, 2016 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of shareholders’ equity, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. Effective the first quarter of 2017, we revised our cost of equity to 8.5% from 9% in 2016, largely as a result of lower long-term interest rates.

The following table provides a summary of our Economic profit:

	For the three months ended
	January 31 2017							October 31 2016	January 31 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,592	$430	$134	$214	$662	$(5)	$3,027	$2,543	$2,447
add: Non-controlling interests	(3)	–	–	–	–	(9)	(12)	(10)	(21)
After-tax effect of amortization of other intangibles	3	49	–	4	–	–	56	53	56
Goodwill and intangibles write-down	–	–	–	–	–	–	–	–	–
Adjusted net income (loss)	$1,592	$479	$134	$218	$662	$(14)	$3,071	$2,586	$2,482
less: Capital charge	437	303	35	75	432	178	1,460	1,503	1,451
Economic profit (loss)	$1,155	$176	$99	$143	$230	$(192)	$1,611	$1,083	$1,031

Results excluding specified item

Our results were impacted by the following specified item:

•	For the three months ended January 31, 2017, our share of a gain related to the sale by our payment processing joint venture Moneris Solutions Corporation (Moneris) of its U.S. operations to Vantiv, Inc., which was $212 million (before- and after-tax) and recorded in Personal & Commercial Banking.

The following tables provide calculations of our consolidated and business segment results and measures excluding the specified item for the three months ended January 31, 2017.

Consolidated results

	For the three months ended (1)
	January 31 2017
	Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Gain related to the sale by Moneris (2)	Adjusted
Continuing operations
Total revenue	$9,546	$(212)	$9,334
PCL	294	–	294
PBCAE	183	–	183
Non-interest expense	5,215	–	5,215
Net income before income taxes	$3,854	$(212)	$3,642
Income taxes	827	–	827
Net income	$3,027	$(212)	$2,815
Net income available to common shareholders	$2,940	$(212)	$2,728
Average number of common shares (thousands)	1,484,262		1,484,262
Basic earnings per share (in dollars)	$1.98	$(0.14)	$1.84
Average number of diluted common shares (thousands)	1,492,350		1,492,350
Diluted earnings per share (in dollars)	$1.97	$(0.14)	$1.83
Average common equity	$64,650		$64,650
ROE (3)	18.0%		16.7%
Efficiency ratio	54.6%		55.9%
Effective tax rate	21.5%		22.7%

(1)	There were no adjustments for the three months ended January 31, 2016 and October 31, 2016.
(2)	Includes foreign currency translation.
(3)	ROE is based on actual balances of average common equity before rounding.

12        Royal Bank of Canada        First Quarter 2017

Personal & Commercial Banking

	For the three months ended (1)
	January 31 2017
	Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Gain related to the sale by Moneris (2)	Adjusted
Total revenue	$4,030	$(212)	$3,818
PCL	249	–	249
Non-interest expense	1,723	–	1,723
Net income before income taxes	$2,058	$(212)	$1,846
Net income	$1,592	$(212)	$1,380
Selected balances and other information
Non-interest expense	$1,723	$–	$1,723
Total revenue	4,030	(212)	3,818
Efficiency ratio	42.8%		45.1%
Revenue growth rate	9.4%		3.7%
Non-interest expense growth rate	2.8%		2.8%
Operating leverage	6.6%		0.9%

(1)	There were no adjustments for the three months ended January 31, 2016 and October 31, 2016.
(2)	Includes foreign currency translation.

Canadian Banking

	For the three months ended (1)
	January 31 2017
	Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Gain related to the sale by Moneris (2)	Adjusted
Total revenue	$3,778	$(212)	$3,566
PCL	250	–	250
Non-interest expense	1,514	–	1,514
Net income before income taxes	$2,014	$(212)	$1,802
Net income	$1,546	$(212)	$1,334
Selected balances and other information
Non-interest expense	$1,514	$–	$1,514
Total revenue	3,778	(212)	3,566
Efficiency ratio	40.1%		42.5%
Revenue growth rate	10.4%		4.2%
Non-interest expense growth rate	1.3%		1.3%
Operating leverage	9.1%		2.9%

(1)	There were no adjustments for the three months ended January 31, 2016 and October 31, 2016.
(2)	Includes foreign currency translation.

Royal Bank of Canada        First Quarter 2017        13

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2017	October 31 2016	January 31 2016
Net interest income	$2,649	$2,640	$2,572
Non-interest income	1,381	1,144	1,111
Total revenue	4,030	3,784	3,683
PCL	249	288	284
Non-interest expense	1,723	1,780	1,676
Income before income taxes	2,058	1,716	1,723
Net income	$1,592	$1,275	$1,290
Revenue by business
Canadian Banking	$3,778	$3,532	$3,422
Caribbean & U.S. Banking	252	252	261
Selected average balance sheet information
ROE	32.1%	27.1%	26.9%
Net interest margin (NIM) (1)	2.66%	2.69%	2.68%
Efficiency ratio (2)	42.8%	47.0%	45.5%
Efficiency ratio adjusted (2), (3)	45.1%	n.a.	n.a.
Operating leverage	6.6%	0.0%	0.4%
Operating leverage adjusted (3)	0.9%	n.a.	n.a.
Effective income tax rate	22.6%	25.7%	25.1%
Average total earning assets	$395,500	$391,000	$382,300
Average loans and acceptances	394,600	390,000	380,300
Average deposits	336,700	329,700	314,600
AUA (4)	245,000	239,600	222,000
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.29%	0.30%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax). These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2017 of $18.7 billion and $8.4 billion, respectively (October 31, 2016 – $18.6 billion and $9.6 billion; January 31, 2016 – $20.4 billion and $9.7 billion).
n.a.	Not applicable

Financial performance

Q1 2017 vs. Q1 2016

Net income increased $302 million or 23% from the prior year. Excluding our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax), net income increased $90 million or 7%, reflecting strong performance mainly driven by volume growth of 6% in Canada partially offset by lower spreads, higher fee-based revenue and lower PCL. These factors were partially offset by higher costs to support business growth.

Total revenue increased $347 million or 9% from the prior year. Excluding our share of the gain related to the sale by Moneris as noted above, total revenue increased $135 million or 4%.

Canadian Banking revenue increased $356 million or 10%. Excluding our share of the gain related to the sale by Moneris as noted above, revenue increased $144 million or 4% largely reflecting volume growth of 6% partially offset by lower spreads, and higher fee-based revenue primarily attributable to higher mutual fund distribution fees and higher transaction volumes resulting in higher card service revenue.

Caribbean & U.S. Banking revenue decreased $9 million or 3% compared to last year mainly due to the impact of foreign exchange translation.

Net interest margin was down 2 bps mainly due to the continued low interest rate environment and spread compression.

PCL decreased $35 million from the prior year, with the PCL ratio decreasing 5 bps, due to recoveries and lower provisions in our Caribbean portfolio, and lower provisions in our Canadian lending portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $47 million or 3%, primarily attributable to higher costs in support of business growth in Canada, as well as an impairment related to properties held for sale and higher staff costs in Caribbean Banking. These factors were partially offset by continued benefits from our efficiency management activities and the impact of foreign exchange translation.

Q1 2017 vs. Q4 2016

Net income increased $317 million or 25% from last quarter. Excluding our share of the gain related to the sale by Moneris as noted above, net income increased $105 million or 8%, largely reflecting volume growth of 2% partially offset by lower spreads, lower marketing costs and lower PCL. Higher fee-based revenue also contributed to the increase.

Total revenue increased $246 million or 7% from last quarter. Excluding our share of the gain related to the sale by Moneris as noted above, revenue increased $34 million or 1% mainly driven by volume growth of 2% across most businesses partially offset by lower spreads, and seasonally higher transaction volumes resulting in higher card service revenue.

Net interest margin decreased 3 bps largely due to the continued low interest rate environment and spread compression.

PCL decreased $39 million, with the PCL ratio decreasing 4 bps, mainly reflecting lower provisions in our Canadian lending portfolio, as well as recoveries and lower provisions in our Caribbean portfolio. For further details, refer to the Credit quality performance in the Credit Risk section.

Non-interest expense decreased $57 million or 3%, largely reflecting lower marketing costs and continuing benefits from our efficiency management activities.

Results excluding the specified item noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

14        Royal Bank of Canada        First Quarter 2017

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2017	October 31 2016	January 31 2016
Net interest income	$2,488	$2,471	$2,403
Non-interest income	1,290	1,061	1,019
Total revenue	3,778	3,532	3,422
PCL	250	276	266
Non-interest expense	1,514	1,578	1,495
Net income before income taxes	2,014	1,678	1,661
Net income	$1,546	$1,246	$1,231
Revenue by business
Personal Financial Services	$2,015	$1,997	$1,932
Business Financial Services	820	811	792
Cards and Payment Solutions	943	724	698
Selected average balance sheet information
ROE	37.8%	32.5%	31.8%
NIM (1)	2.61%	2.63%	2.62%
Efficiency ratio (2)	40.1%	44.7%	43.7%
Efficiency ratio adjusted (2), (3)	42.5%	n.a.	n.a.
Effective income tax rate	23.2%	25.7%	25.9%
Operating leverage	9.1%	0.4%	0.2%
Operating leverage adjusted (3)	2.9%	n.a.	n.a.
Average total earning assets	$378,400	$374,300	$364,300
Average loans and acceptances	385,300	380,900	370,500
Average deposits	318,400	311,400	295,500
AUA (4)	236,700	231,400	211,900
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.29%	0.29%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding our share of the gain related to sale of the U.S. operations of Moneris of $212 million (before- and after-tax). These are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.
(4)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2017 of $18.7 billion and $8.4 billion, respectively (October 31, 2016 – $18.6 billion and $9.6 billion; January 31, 2016 – $20.4 billion and $9.7 billion).

Financial performance

Q1 2017 vs. Q1 2016

Net income increased $315 million or 26% compared to last year. Excluding our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax), net income increased $103 million or 8%, largely reflecting volume growth of 6% partially offset by lower spreads, higher fee-based revenue and lower PCL. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $356 million or 10% from last year. Excluding our share of the gain related to the sale by Moneris as noted above, revenue increased $144 million or 4%.

Personal Financial Services revenue increased $83 million or 4%, mainly due to volume growth of 4% partially offset by lower spreads, and higher fee-based revenue primarily attributable to higher mutual fund distribution fees.

Business Financial Services revenue increased $28 million or 4%, mainly due to volume growth of 9% partially offset by lower spreads, and higher fee-based revenue.

Cards and Payment Solutions revenue increased $245 million or 35%, mainly due to the gain on sale of $212 million as noted above and higher card service revenue reflecting increased transaction volumes and higher loan balances.

Net interest margin decreased 1 bp due to the continued low interest rate environment and spread compression.

PCL decreased $16 million, with the PCL ratio decreasing 3 bps, mostly due to lower provisions in our personal and commercial lending portfolios, partially offset by higher write-offs in our credit card portfolio. For further details, refer to Credit quality performance in the Credit Risk section.

Non-interest expense increased $19 million or 1% mainly due to higher costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Q1 2017 vs. Q4 2016

Net income increased $300 million or 24% from last quarter. Excluding our share of the gain related to the sale by Moneris as noted above, net income increased $88 million or 7%, reflecting volume growth of 2% partially offset by lower spreads, higher card service revenue, lower marketing costs and lower PCL.

Total revenue increased $246 million or 7% from last quarter. Excluding our share of the gain related to the sale by Moneris as noted above, revenue increased $34 million or 1% mainly due to volume growth of 2% partially offset by lower spreads, and seasonally higher transaction volumes resulting in higher card service revenue.

Net interest margin decreased 2 bps largely due to the continued low interest rate environment and spread compression.

PCL decreased $26 million, with the PCL ratio decreasing 3 bps, primarily reflecting lower provisions in our personal and commercial lending portfolios, partially offset by higher write-offs in our credit card portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $64 million or 4%, largely reflecting lower marketing costs and continued benefits from our efficiency management activities.

Results excluding the specified item noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        First Quarter 2017        15

Wealth Management

(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	As at or for the three months ended
	January 31 2017	October 31 2016	January 31 2016
Net interest income	$541	$524	$469
Non-interest income
Fee-based revenue	1,351	1,331	1,270
Transactional and other revenue	539	432	348
Total revenue	2,431	2,287	2,087
PCL	13	22	5
Non-interest expense	1,855	1,736	1,678
Income before income taxes	563	529	404
Net income	$430	$396	$303
Revenue by business
Canadian Wealth Management	$698	$648	$595
U.S. Wealth Management (including City National)	1,170	1,081	940
U.S. Wealth Management (including City National) (US$ millions)	881	818	685
International Wealth Management	96	102	113
Global Asset Management	467	456	439
Selected average balance sheet information
ROE	12.2%	11.6%	8.9%
NIM (1)	2.82%	2.82%	2.79%
Pre-tax margin (2)	23.2%	23.1%	19.4%
Number of advisors (3)	4,797	4,780	4,648
Average total earning assets	$76,200	$73,800	$66,900
Average loans and acceptances	50,800	50,200	49,500
Average deposits	95,100	91,300	83,100
AUA (4), (5)	879,000	875,300	852,600
– U.S. Wealth Management (including City National) (4)	395,000	394,200	389,500
– U.S. Wealth Management (including City National) (US$ millions) (4)	303,500	293,900	278,100
AUM (4)	578,600	580,700	556,000
Average AUA (5)	884,900	864,400	852,800
Average AUM	580,100	578,700	561,200

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2017 vs. Q1 2016	Q1 2017 vs. Q4 2016
Increase (decrease):
Total revenue	$(67)	$ 3
Non-interest expense	(60)	2
Net income	(4)	–
Percentage change in average US$ equivalent of C$1.00	3%	(1)%
Percentage change in average British pound equivalent of C$1.00	22%	2%
Percentage change in average Euro equivalent of C$1.00	4%	4%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(3)	Represents investment advisors and financial consultants of our Canadian and U.S. full-service wealth businesses.
(4)	Represents period-end spot balances.
(5)	Amounts have been revised from those previously presented.

Financial performance

Q1 2017 vs. Q1 2016

Net income increased $127 million or 42% from a year ago, largely reflecting higher net interest income on volume growth, and higher earnings due to growth in average fee-based client assets and increased transaction revenue. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $344 million or 16%.

Canadian Wealth Management revenue increased $103 million or 17%, mainly due to higher transaction revenue and higher average fee-based client assets, reflecting net sales and capital appreciation.

U.S. Wealth Management (including City National) revenue increased $230 million or 24%. In U.S. dollars, revenue increased $196 million or 29%, mainly due to the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense, higher net interest income attributable to volume growth, higher average fee-based client assets, mainly reflecting capital appreciation, and higher transaction revenue.

International Wealth Management revenue decreased $17 million or 15%, mainly due to lower average fee-based client assets, largely due to the exit of certain international businesses and the impact of foreign exchange translation.

Global Asset Management revenue increased $28 million or 6%, mainly due to higher client assets under management, reflecting capital appreciation and net sales in our Canadian business, and higher annual performance fees. These factors were partially offset by the impact of foreign exchange translation.

PCL increased $8 million mainly due to higher provisions related to U.S. Wealth Management (including City National).

16        Royal Bank of Canada        First Quarter 2017

Non-interest expense increased $177 million or 11%, largely due to higher variable compensation driven by higher revenue, the change in fair value of our U.S. share-based compensation plan, which was largely offset in revenue, and higher costs in support of business growth. These factors were partially offset by the impact of foreign exchange translation and lower restructuring costs related to International Wealth Management.

Q1 2017 vs. Q4 2016

Net income increased $34 million or 9%, primarily reflecting increased transaction revenue, higher net interest income on volume growth, and higher annual performance fees. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $144 million or 6%, mainly due to the change in fair value of our U.S. share-based compensation plan, which was largely offset in non-interest expense, higher transaction revenue, higher annual performance fees, and an increase in net interest income on volume growth.

PCL decreased $9 million as the prior quarter included provisions related to International Wealth Management. Lower provisions in U.S. Wealth Management (including City National) also contributed to the decrease.

Non-interest expense increased $119 million or 7%, reflecting higher costs in support of business growth, the change in fair value of our U.S. share-based compensation plan, which was largely offset in revenue, and higher variable compensation driven by higher revenue.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2017	October 31 2016	January 31 2016
Non-interest income
Net earned premiums	$749	$698	$876
Investment income (1)	(353)	(51)	162
Fee income	101	176	121
Total revenue	497	823	1,159
Insurance policyholder benefits and claims (1)	130	349	768
Insurance policyholder acquisition expense	53	48	61
Non-interest expense (2)	140	155	160
Income before income taxes	174	271	170
Net income	$134	$228	$131
Revenue by business
Canadian Insurance	$20	$295	$747
International Insurance	477	528	412
Selected balances and other information
ROE	33.7%	54.3%	32.4%
Premiums and deposits (3)	$1,003	$1,065	$1,214
Fair value changes on investments backing policyholder liabilities (1)	(481)	(172)	37

Estimated impact of U.S. dollar and British pound translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2017 vs. Q1 2016	Q1 2017 vs. Q4 2016
Increase (decrease):
Total revenue	$(44)	$(4)
PBCAE	(45)	(3)
Non-interest expense	–	–
Net income	1	(1)
Percentage change in average US$ equivalent of C$1.00	3%	(1)%
Percentage change in average British pound equivalent of C$1.00	22%	2%

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Non-interest expense for the three months ended January 31, 2017 includes PCL of $nil (October 31, 2016 – $1 million; January 31, 2016 – $nil).
(3)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Financial performance

Q1 2017 vs. Q1 2016

Net income increased $3 million or 2% from a year ago, primarily reflecting favourable claims experience mainly in International Insurance, largely offset by lower earnings from new U.K. annuity contracts and the impact from the sale of our home and auto insurance manufacturing business.

Total revenue decreased $662 million or 57% as compared to the prior year.

Canadian Insurance revenue decreased $727 million or 97%, mainly due to the change in fair value of investments backing our policyholder liabilities of $561 million, largely offset in PBCAE, and lower premiums reflecting the impact of the sale of our home and auto insurance manufacturing business.

International Insurance revenue increased $65 million or 16%, mainly due to the impact of restructured international life contracts and the change in fair value of investments backing our policyholder liabilities, both of which are largely offset in PBCAE, and business growth. This was partially offset by the impact of foreign exchange translation.

Royal Bank of Canada        First Quarter 2017        17

PBCAE decreased $646 million or 78%, reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, lower costs reflecting the impact from the sale of our home and auto insurance manufacturing business, and favourable claims experience. These factors were partially offset by higher PBCAE due to the impact of restructured international life contracts, largely offset in revenue.

Non-interest expense decreased $20 million or 13%, mainly due to the sale of our home and auto insurance manufacturing business.

Q1 2017 vs. Q4 2016

Net income decreased $94 million or 41% as the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes and higher earnings from new U.K. annuity contracts.

Total revenue decreased $326 million or 40%, mainly reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and lower business volumes. These factors were partially offset by the impact of restructured international life contracts, largely offset in PBCAE.

PBCAE decreased $214 million or 54%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue, and lower business volumes. These factors were partially offset by higher PBCAE due to the impact of restructured international life contracts, largely offset in revenue. In addition, the prior quarter included favourable impacts from actuarial adjustments reflecting management actions and assumption changes and new U.K. annuity contracts.

Non-interest expense decreased $15 million or 10%, mainly due to timing for both project spend and marketing costs.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Net interest income	$237	$214	$226
Non-interest income	394	390	324
Total revenue	631	604	550
Non-interest expense (1)	350	376	361
Net income before income taxes	281	228	189
Net income	$214	$174	$143
Selected average balance sheet information
ROE	25.1%	21.0%	15.9%
Average deposits	$128,500	$124,400	$151,700
Client deposits	52,500	50,900	53,600
Wholesale funding deposits	76,000	73,500	98,100
AUA (2)	3,797,000	3,929,400	3,807,300
Average AUA	3,774,100	3,886,900	3,864,300

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q1 2017 vs. Q1 2016	Q1 2017 vs. Q4 2016
Increase (decrease):
Total revenue	$(17)	$(8)
Non-interest expense	(15)	(6)
Net income	(1)	(1)
Percentage change in average US$ equivalent of C$1.00	3%	(1)%
Percentage change in average British pound equivalent of C$1.00	22%	2%
Percentage change in average Euro equivalent of C$1.00	4%	4%

(1)	Non-interest expense for the three months ended January 31, 2017 includes PCL of $nil (October 31, 2016 – $(3) million; January 31, 2016 – $nil).
(2)	Represents period-end spot balances.

Q1 2017 vs. Q1 2016

Net income increased $71 million or 50%, primarily due to higher funding and liquidity earnings reflecting volatility in interest and foreign exchange rates. Increased results from higher spreads on client deposits also contributed to the increase.

Total revenue increased $81 million or 15%, mainly due to higher funding and liquidity revenue reflecting volatility in interest and foreign exchange rates. Increased revenue from higher spreads on client deposits also contributed to the increase.

Non-interest expense decreased $11 million or 3%, largely reflecting the impact of foreign exchange translation.

Q1 2017 vs. Q4 2016

Net income increased $40 million or 23%, primarily due to higher funding and liquidity earnings, increased results from foreign exchange market execution and lower staff costs.

Total revenue increased $27 million or 4%, mainly due to higher funding and liquidity revenue and higher revenue from foreign exchange market execution reflecting market volatility.

Non-interest expense decreased $26 million or 7%, mainly due to lower staff costs and the impact of foreign exchange translation.

18        Royal Bank of Canada        First Quarter 2017

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Net interest income (1)	$947	$857	$1,062
Non-interest income (1)	1,124	1,036	918
Total revenue (1)	2,071	1,893	1,980
PCL	32	51	120
Non-interest expense	1,125	1,151	1,075
Net income before income taxes	914	691	785
Net income	$662	$482	$570
Revenue by business
Corporate and Investment Banking	$936	$976	$870
Global Markets	1,194	978	1,110
Other	(59)	(61)	–
Selected average balance sheet information
ROE	13.3%	10.4%	12.3%
Average total assets	$493,600	$496,700	$518,800
Average trading securities	98,900	105,300	108,900
Average loans and acceptances	83,800	85,500	89,700
Average deposits	58,700	59,200	63,100
PCL on impaired loans as a % of average net loans and acceptances	0.15%	0.24%	0.53%

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	Q1 2017 vs. Q1 2016	Q1 2017 vs. Q4 2016
Increase (decrease):
Total revenue	$(65)	$1
Non-interest expense	(51)	1
Net income	(7)	1
Percentage change in average US$ equivalent of C$1.00	3%	(1)%
Percentage change in average British pound equivalent of C$1.00	22%	2%
Percentage change in average Euro equivalent of C$1.00	4%	4%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended January 31, 2017 was $119 million (October 31, 2016 – $115 million, January 31, 2016 – $151 million). For further discussion, refer to the How we measure and report our business segments section of our 2016 Annual Report.

Q1 2017 vs. Q1 2016

Net income increased $92 million or 16%, primarily driven by higher results in Global Markets and Corporate and Investment Banking reflecting increased client activity and improved market conditions. Lower PCL also contributed to the increase. These factors were partially offset by higher variable compensation on improved results.

Total revenue increased $91 million or 5%.

Corporate and Investment Banking revenue increased $66 million or 8%, mainly due to higher loan syndication activity largely in the U.S., an increase in debt origination activity largely in North America, and higher equity origination activity mainly in Canada. These factors were partially offset by the impact of foreign exchange translation and lower lending revenue.

Global Markets revenue increased $84 million or 8%, primarily due to higher fixed income trading revenue across all regions and increased debt origination activity largely in North America. These factors were partially offset by lower equity trading revenue across most regions, the impact of foreign exchange translation and lower commodities trading revenue mainly in Canada.

Other revenue decreased $59 million, which included lower gains in our legacy portfolios in the current quarter.

PCL of $32 million decreased $88 million or 73%, primarily due to recoveries in the oil & gas sector, partially offset by a provision taken on one account in the real estate and related sector. For further details, refer to the Credit quality performance section.

Non-interest expense increased $50 million or 5%, largely due to higher variable compensation on improved results, partially offset by the impact of foreign exchange translation.

Q1 2017 vs. Q4 2016

Net income increased $180 million or 37%, primarily due to higher results in Global Markets reflecting improved market conditions, a lower effective tax rate, and lower PCL. These factors were partially offset by decreased results in Corporate and Investment Banking due to decreased client activity, and higher variable compensation on improved results.

Total revenue increased $178 million or 9%, mainly due to higher fixed income trading revenue across all regions and increased equity trading revenue largely in North America. These factors were partially offset by lower debt origination activity mainly in the U.S.

PCL of $32 million decreased $19 million or 37% from the prior quarter, primarily due to recoveries in the oil & gas sector, partially offset by a provision taken on one account in the real estate and related sector.

Non-interest expense decreased $26 million or 2%, mainly due to lower capital taxes and higher litigation recoveries, partially offset by higher variable compensation on improved results.

Royal Bank of Canada        First Quarter 2017        19

Corporate Support

	For the three months ended
(Millions of Canadian dollars, except as otherwise noted)	January 31 2017	October 31 2016	January 31 2016
Net interest income (loss) (1)	$(50)	$(48)	$(133)
Non-interest income (loss) (1)	(64)	(78)	33
Total revenue (1)	(114)	(126)	(100)
PCL	–	(1)	1
Non-interest expense	22	(2)	10
Net income (loss) before income taxes (1)	(136)	(123)	(111)
Income taxes (recoveries) (1)	(131)	(111)	(121)
Net income (loss) (2)	$(5)	$(12)	$10

(1)	Teb adjusted.
(2)	Net income (loss) reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended January 31, 2017 was $9 million (October 31, 2016 – $9 million; January 31, 2016 – $19 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the three months ended January 31, 2017 was $119 million as compared to $115 million in the prior quarter and $151 million last year. For further discussion, refer to the How we measure and report our business segments section of our 2016 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q1 2017

Net loss was $5 million.

Q4 2016

Net loss was $12 million, largely reflecting net unfavourable tax adjustments, partially offset by asset/liability management activities.

Q1 2016

Net income was $10 million, largely reflecting asset/liability management activities.

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region:

	For the three months ended
	January 31 2017				October 31 2016				January 31 2016 (2)
(Millions of Canadian dollars)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Total revenue	$5,554	$2,259	$1,733	$9,546	$5,431	$2,174	$1,660	$9,265	$5,767	$1,999	$1,593	$9,359
Net income	$2,232	$363	$432	$3,027	$1,873	$369	$301	$2,543	$1,788	$358	$301	$2,447

(1)	For further details, refer to Note 30 of our audited 2016 Annual Consolidated Financial Statements.
(2)	Amounts have been revised from those previously presented.

Q1 2017 vs. Q1 2016

Net income in Canada was up $444 million or 25% from the prior year, mainly due to our share of the gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax), and strong performance in Canadian Banking reflecting volume growth of 6% and higher fee-based revenue. Higher transaction revenue and higher average fee-based client assets reflecting capital appreciation and net sales in Wealth Management, lower PCL in both Capital Markets and Canadian Banking, and higher debt and equity origination in Capital Markets also contributed to the increase. These factors were partially offset by higher costs in support of business growth.

U.S. net income increased $5 million or 1% from the prior year, primarily reflecting higher net interest income due to volume growth, higher average fee-based client assets reflecting capital appreciation, and higher transaction revenue in Wealth Management, and higher loan syndication and debt origination activity in Capital Markets. These factors were largely offset by lower lending revenue and lower equity trading results in Capital Markets, higher variable compensation in Capital Markets and Wealth Management on improved results, higher costs in support of business growth in Wealth Management and the impact of foreign exchange translation.

20        Royal Bank of Canada        First Quarter 2017

Other International net income was up $131 million or 44% from the prior year, largely due to higher fixed income trading results in Capital Markets, higher funding and liquidity revenue in Investor & Treasury Services reflecting volatility in interest and foreign exchange rates, favourable claims experience in Insurance, and lower restructuring costs in International Wealth Management. These factors were partially offset by lower earnings in Insurance from new U.K. annuity contracts.

Q1 2017 vs. Q4 2016

Net income in Canada was up $359 million or 19% from the prior quarter, mainly reflecting our share of the gain as noted above, higher fixed income and equity trading in Capital Markets reflecting improved market conditions, increased transaction revenue and higher annual performance fees in Wealth Management, and volume growth in Personal & Commercial Banking. Lower PCL in Capital Markets and Personal & Commercial Banking also contributed to the increase. The prior quarter also included favourable actuarial adjustments reflecting management actions and assumption changes in Insurance.

U.S. net income decreased $6 million or 2% from the prior quarter, reflecting lower debt origination activity and lending revenue in Capital Markets, and higher costs in support of growth in Wealth Management. This was partially offset by higher fixed income and equity trading results, and increased transaction revenue and higher net interest income in Wealth Management.

Other International net income was up $131 million or 44% from the prior quarter, largely due to higher fixed income trading results, lower staff costs, and higher funding and liquidity earnings in Investor & Treasury Services reflecting market volatility. The impact of foreign exchange translation and lower PCL in Capital Markets and Caribbean Banking also contributed to the increase. In addition, the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes and higher earnings from new U.K. annuity contracts in Insurance.

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2017	2016				2015
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$4,324	$4,187	$4,123	$4,025	$4,196	$3,800	$3,783	$3,557
Non-interest income	5,222	5,078	6,132	5,501	5,163	4,219	5,045	5,273
Total revenue	$9,546	$9,265	$10,255	$9,526	$9,359	$8,019	$8,828	$8,830
PCL	294	358	318	460	410	275	270	282
PBCAE	183	397	1,210	988	829	292	656	493
Non-interest expense	5,215	5,198	5,091	4,887	4,960	4,647	4,635	4,736
Net income before income taxes	$3,854	$3,312	$3,636	$3,191	$3,160	$2,805	$3,267	$3,319
Income taxes	827	769	741	618	713	212	792	817
Net income	$3,027	$2,543	$2,895	$2,573	$2,447	$2,593	$2,475	$2,502
EPS – basic	$1.98	$1.66	$1.88	$1.67	$1.59	$1.74	$1.66	$1.68
– diluted	1.97	1.65	1.88	1.66	1.58	1.74	1.66	1.68
Segments – net income (loss)
Personal & Commercial Banking	$1,592	$1,275	$1,322	$1,297	$1,290	$1,270	$1,281	$1,200
Wealth Management	430	396	388	386	303	255	285	271
Insurance	134	228	364	177	131	225	173	123
Investor & Treasury Services	214	174	157	139	143	88	167	159
Capital Markets	662	482	635	583	570	555	545	625
Corporate Support	(5)	(12)	29	(9)	10	200	24	124
Net income	$3,027	$2,543	$2,895	$2,573	$2,447	$2,593	$2,475	$2,502
Effective income tax rate	21.5%	23.2%	20.4%	19.4%	22.6%	7.6%	24.2%	24.6%
Period average US$ equivalent of C$1.00	$0.752	$0.757	$0.768	$0.768	$0.728	$0.758	$0.789	$0.806

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Seasonality

Seasonal factors may impact our results in certain quarters. The first quarter has historically been seasonally stronger for our capital markets businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which results in lower client activity and may negatively impact the results of our capital markets, brokerage and investment management businesses.

Specified items affecting our consolidated results

•	In the first quarter of 2017, our results included our share of a gain related to the sale of the U.S. operations of Moneris of $212 million (before- and after-tax).
•	In the third quarter of 2016, our results included a gain of $287 million ($235 million after-tax) related to the sale of RBC General Insurance Company to Aviva Canada Inc.
•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based subsidiary that resulted in the release of a foreign currency translation adjustment that was previously booked in other components of equity.

Royal Bank of Canada        First Quarter 2017        21

Trend analysis

The Canadian economy has generally improved over the period, expanding during calendar 2016 due to solid consumer spending and housing activity reflecting low interest rates and a resilient labour market but tempered by the impact of the Alberta wildfires which temporarily halted oil production in the region in May 2016. The U.S. economy also experienced growth over the period due to robust consumer spending reflecting solid job growth and rising wages which continued to boost consumer confidence, as well as strong business and residential investment. Global markets were given a boost as oil prices stabilized in the latter half of 2016, and we saw notable economic improvements in China and the U.S., as well as the impact of the market’s anticipation of the new U.S. administration’s pro-growth agenda. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards over the period, while remaining relatively stable in 2015. Earnings were driven by volume growth in Canadian Banking, partially offset by lower spreads. Higher fee-based revenue in our Canadian Banking businesses, as well as higher earnings from growth in average fee-based client assets reflecting strong capital appreciation and net sales in Wealth Management driven by improved market conditions also contributed to the increase in earnings over the period. Results of our acquisition of City National have been reflected in our Wealth Management segment since the first quarter of 2016 and have trended higher since the acquisition. Capital Markets results have remained relatively stable over the period, declining in the fourth quarter of 2016 primarily due to lower trading revenue largely in the U.S. and Europe, and lower equity origination activity in Canada. Results in our Insurance segment were impacted by the gain on the sale of RBC General Insurance Company in the third quarter of 2016. Investor & Treasury Services results have been relatively stable over the period, benefitting from an additional month of earnings in the third quarter of 2015 and higher funding and liquidity revenue in the fourth quarter of 2016 and the first quarter of 2017.

Revenue has generally increased over the period reflecting solid volume and fee-based revenue growth in our Canadian Banking businesses. The first quarter of 2017 benefited from the gain on sale of the U.S. operations of Moneris as noted above. Wealth management revenue has generally trended upwards primarily due to growth in average fee-based client assets and the inclusion of City National since the first quarter of 2016. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and the inclusion of City National. Total trading revenue which comprises trading-related revenue recorded in Net interest income and Non-interest income has generally trended upwards, reflecting stabilizing credit spreads beginning in the first quarter of 2016 which resulted in higher fixed income trading over the period. The impact of foreign exchange translation due to a generally weaker Canadian dollar also contributed to the increase in revenue in 2016. Insurance revenue was primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE and benefitted from the gain on sale of RBC General Insurance Company as noted above.

The credit quality of our portfolios has generally remained stable over the period, with higher PCL recorded in 2016 related to our Capital Markets and Canadian Banking businesses, mainly reflecting the impact of the sustained low oil price environment. PCL in the first quarter of 2017 trended lower partly due to recoveries in our Capital Markets and Caribbean Banking portfolios.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also increased due to business growth, and has been impacted by actuarial liability adjustments and claims costs over the period.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth and due to the inclusion of City National since the first quarter of 2016. Over the period, non-interest expense also increased due to higher compliance costs and technology spend. The impact of foreign exchange translation also contributed to the increase in 2016.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources, principally Canadian taxable corporate dividends. Our effective income tax rate has generally been impacted over the period by higher earnings before income taxes, increased earnings in higher tax jurisdictions, and by net favourable tax adjustments.

22        Royal Bank of Canada        First Quarter 2017

Financial condition

Condensed balance sheets

The following table shows our condensed balance sheet:

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016	January 31 2016
Assets (1)
Cash and due from banks	$25,363	$14,929	$17,050
Interest-bearing deposits with banks	22,380	27,851	24,636
Securities	224,827	236,093	233,711
Assets purchased under reverse repurchase agreements and securities borrowed	197,285	186,302	196,295
Loans
Retail	370,161	369,470	360,763
Wholesale	154,088	154,369	157,592
Allowance for loan losses	(2,239)	(2,235)	(2,169)
Segregated fund net assets	1,021	981	839
Other – Derivatives	97,419	118,944	132,560
– Other	71,461	73,554	79,075
Total assets	$1,161,766	$1,180,258	$1,200,352
Liabilities (1)
Deposits	$757,512	$757,589	$769,568
Segregated fund liabilities	1,021	981	839
Other – Derivatives	95,646	116,550	132,023
– Other	225,949	223,764	218,180
Subordinated debentures	9,487	9,762	9,854
Total liabilities	1,089,615	1,108,646	1,130,464
Equity attributable to shareholders	71,566	71,017	69,315
Non-controlling interests	585	595	573
Total equity	72,151	71,612	69,888
Total liabilities and equity	$1,161,766	$1,180,258	$1,200,352

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Q1 2017 vs. Q1 2016

Total assets were down $39 billion or 3% from last year. Foreign exchange translation decreased total assets by $44 billion.

Cash and due from banks was up $8 billion, as a result of our management of liquidity and funding risk.

Interest-bearing deposits with banks decreased $2 billion, largely reflecting the impact of foreign exchange translation.

Securities were down $9 billion or 4% compared to last year, largely driven by lower equity trading positions and the impact of foreign exchange translation, partially offset by increases in government and corporate debt securities reflecting our business activities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $1 billion or 1%, mainly attributable to increased client and business activities, which was mostly offset by the impact of foreign exchange translation.

Loans were up $6 billion or 1%, largely due to continued volume growth in residential mortgages in Canada reflecting increased client activity and higher wholesale loans driven by business growth, partially offset by the impact of foreign exchange translation.

Derivative assets were down $35 billion or 27%, mainly attributable to lower fair values on interest rate swaps and foreign exchange contracts, and the impact of foreign exchange translation. These factors were partially offset by lower financial netting.

Other assets were down $8 billion or 10%, largely reflecting the impact of foreign exchange translation and lower cash collateral requirements.

Total liabilities were down $41 billion or 4% from last year. Foreign exchange translation decreased total liabilities by $44 billion.

Deposits decreased $12 billion or 2%, mainly as a result of decreased issuances of fixed-term notes driven by funding requirements and the impact of foreign exchange translation. These factors were partially offset by higher business and retail deposits largely reflecting increased client demand.

Derivative liabilities were down $36 billion or 28%, mainly attributable to lower fair values on interest rate swaps and foreign exchange contracts, and the impact of foreign exchange translation. These factors were partially offset by lower financial netting.

Other liabilities increased $8 billion or 4%, mainly reflecting the impact of foreign exchange translation and lower obligations related to securities sold short, partially offset by an increase in repurchase agreements mainly reflecting our business activities.

Total equity increased $2 billion or 3%, largely reflecting earnings, net of dividends.

Q1 2017 vs. Q4 2016

Total assets decreased $18 billion or 2% from the prior quarter, mainly due to the impact of foreign exchange translation of $21 billion, and lower equity trading positions in support of business activities. Lower derivative assets, largely attributable to lower fair values on interest rate swaps and foreign exchange contracts partially offset by lower financial netting, further contributed to the decrease. These factors were largely offset by higher assets purchased under reverse repos reflecting increased client activities, higher cash and due from banks as a result of our management of liquidity and funding risk, and increased government debt securities.

Royal Bank of Canada        First Quarter 2017        23

Total liabilities decreased $19 billion or 2% from the prior quarter, primarily attributable to the impact of foreign exchange translation of $21 billion, a decrease in derivative liabilities due to the reasons noted above, and lower obligations related to securities sold short. These factors were largely offset by higher repurchase agreements mainly reflecting increased business and client activities, and higher deposits largely reflecting growth in business and retail deposits driven by client demand.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 44 to 46 of our 2016 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities are recorded on our Consolidated Balance Sheets. We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program, which are not derecognized from our Consolidated Balance Sheets. For details of these activities, refer to Note 6 and Note 7 of our audited 2016 Annual Consolidated Financial Statements.

Securitized commercial mortgage loans are derecognized from our Consolidated Balance Sheets as we have transferred substantially all of the risk and rewards of ownership of the securitized assets. During the current quarter, we did not securitize any commercial mortgages (October 31, 2016 – $299 million; January 31, 2016 – $nil). Our continuing involvement with the transferred assets is limited to servicing certain of the underlying commercial mortgages sold. As at January 31, 2017, there were $1.2 billion of commercial mortgages outstanding that we continue to service related to these securitization activities (October 31, 2016 – $1.3 billion; January 31, 2016 – $1 billion).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of our clients’ financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our audited 2016 Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at January 31, 2017, our maximum exposure to loss from these conduits was $39.7 billion (October 31, 2016 – $39.5 billion; January 31, 2016 – $42.3 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at January 31, 2017, the notional amount of backstop liquidity facilities we provided was $39.7 billion (October 31, 2016 – $39.5 billion; January 31, 2016 – $42.3 billion) and the partial credit enhancement facilities we provided were $2.3 billion (October 31, 2016 – $2.2 billion; January 31, 2016 – $3 billion). The fluctuations reflect increases and decreases in securitization activities.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $379 million, a decrease of $354 million from the prior quarter and a decrease of $434 million from the prior year mainly due to principal repayments and the impact of foreign exchange translation. Total assets of the multi-seller conduits as at January 31, 2017 were $38.9 billion (October 31, 2016 – $38.7 billion; January 31, 2016 – $41.5 billion). The increase from the prior quarter was primarily due to increases in the Credit cards, Dealer floor plan receivables and Trade receivable asset classes offset by decreases in the Asset-backed securities and Student loans asset classes. The decrease from the prior year was primarily due to decreases in the Student loans, Transportation finance, Asset-backed securities and Equipment receivables asset classes.

24        Royal Bank of Canada        First Quarter 2017

As at January 31, 2017, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $25.8 billion (October 31, 2016 – $24.7 billion; January 31, 2016 – $29.7 billion). The rating agencies that rate the ABCP rated 66% of the total amount issued within the top ratings category (October 31, 2016 – 67%; January 31, 2016 – 66%) and the remaining amount in the second highest ratings category.

In October 2014, the U.S. federal regulators adopted regulations related to the credit risk retention requirements of Section 15G of the Securities Exchange Act of 1934 (as added by Section 941 of the Dodd-Frank Act) for asset-backed securities (the Risk Retention Rules), effective for us on December 24, 2016. To comply with the Risk Retention Rules, on each day between December 24, 2016 and January 31, 2017, we held ABCP from RBC administered U.S. multi-seller conduits in an amount equal to at least 5% of the aggregate principal amount of the then outstanding ABCP and any advances under the liquidity loan agreement. As at January 31, 2017, the fair value of the ABCP purchased was $1.1 billion (October 31, 2016 – $670 million; January 31, 2016 – $nil). This inventory is classified as Securities – Available-for-sale on our Consolidated Balance Sheets.

We also purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at January 31, 2017, the fair value of our inventory was $7 million, an increase of $2 million from the prior quarter and an increase of $2 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at January 31, 2017 was $530 million (October 31, 2016 – $549 million; January 31, 2016 – $585 million). The decrease in our maximum exposure to loss relative to the prior quarter and year are primarily related to the impact of foreign exchange translation.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at January 31, 2017, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $1.6 billion (October 31, 2016 – $1.6 billion; January 31, 2016 – $1.2 billion). The increase in our maximum exposure to loss relative to the prior year is primarily related to the addition of new TOB trusts.

We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations is used to fully repay the senior warehouse financing that we provide. As at January 31, 2017, our maximum exposure to loss associated with outstanding senior warehouse financing facilities was $242 million (October 31, 2016 – $141 million; January 31, 2016 – $652 million). The increase in our maximum exposure to loss relative to the prior quarter is primarily due to an increase in outstanding financing facilities. The decrease in our maximum exposure to loss relative to the prior year is primarily due to repayments of the financing facilities.

Investment funds

We invest in hedge funds primarily to provide clients with desired exposures to referenced funds. As we make investments in the reference funds, exposures to the funds are simultaneously transferred to clients through derivative transactions. Our maximum exposure to loss in the reference funds is limited to our investments in the funds. As at January 31, 2017, our maximum exposure to loss was $3 billion (October 31, 2016 – $2.6 billion; January 31, 2016 – $3.1 billion). The increase in the maximum exposure to loss compared to the prior quarter is primarily due to increased fund activity. The decrease in the maximum exposure to loss compared to the prior year is primarily due to liquidation of funds in response to new regulatory requirements in the U.S.

We also provide liquidity facilities to certain third party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at January 31, 2017, our maximum exposure to these funds was $271 million (October 31, 2016 – $764 million; January 31, 2016 – $797 million). The decrease in our maximum exposure compared to the prior quarter and prior year are primarily due to a decrease in commitments entered into during the period.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at January 31, 2017, our maximum exposure to loss in these entities was $7.8 billion (October 31, 2016 – $9 billion; January 31, 2016 – $10.1 billion). The decrease in our maximum exposure to loss compared to the prior quarter and year primarily reflects a decrease in securitized assets and the impact of foreign exchange translation.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at January 31, 2017 was $339 billion (October 31, 2016 – $340 billion; January 31, 2016 – $349 billion). The decrease compared to the prior quarter primarily relates to the impact of foreign exchange translation in other credit-related commitments and reduced financial standby letters of credit, partially offset by business growth in securities lending indemnifications. The decrease compared to the prior year primarily relates to the impact of foreign exchange translation in other credit-related commitments and maturities in backstop liquidity facilities, partially offset by business growth in securities lending indemnifications. Refer to the Liquidity and funding risk section and Note 26 of our audited 2016 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Royal Bank of Canada        First Quarter 2017        25

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	January 31 2017						October 31 2016
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)
By portfolio
Residential mortgages	$257,324	$736	$221	$–	$–	$258,281	$256,275
Personal	92,106	83,837	145	–	–	176,088	176,138
Credit cards	16,942	28,290	–	–	–	45,232	41,699
Small business (5)	3,789	6,374	5	–	–	10,168	10,071
Retail	$370,161	$119,237	$371	$–	$–	$489,769	$484,183
Business (5)
Agriculture	$6,886	$1,189	$67	$–	$75	$8,217	$8,008
Automotive	7,939	5,658	445	–	612	14,654	14,128
Consumer goods	10,083	8,049	760	–	493	19,385	20,921
Energy
Oil & Gas	6,176	10,414	1,673	–	1,400	19,663	19,860
Utilities	6,083	14,430	3,272	–	1,355	25,140	26,618
Financing products	7,732	2,569	16	672	607	11,596	13,015
Forest products	1,113	574	81	–	8	1,776	1,772
Health services	7,637	4,160	1,846	–	584	14,227	14,001
Holding and investments	7,825	2,118	617	–	234	10,794	10,381
Industrial products	5,875	7,039	530	–	563	14,007	14,443
Mining & metals	1,343	3,530	1,081	–	180	6,134	6,374
Non-bank financial services	8,792	12,765	15,174	280,945	36,131	353,807	328,500
Other services	12,705	8,769	10,465	3,708	1,151	36,798	34,414
Real estate & related	42,817	11,158	1,795	4	389	56,163	53,984
Technology & media	10,193	13,490	771	2	1,737	26,193	28,952
Transportation & environment	5,712	4,446	3,259	–	1,455	14,872	15,693
Other sectors	6,154	899	8,877	543	528	17,001	15,568
Sovereign (5)	11,084	8,553	85,900	38,871	12,971	157,379	157,596
Bank (5)	1,898	1,282	121,350	115,447	24,041	264,018	252,983
Wholesale	$168,047	$121,092	$257,979	$440,192	$84,514	$1,071,824	$1,037,211
Total exposure	$538,208	$240,329	$258,350	$440,192	$84,514	$1,561,593	$1,521,394

By geography (6)
Canada	$433,188	$156,014	$89,530	$71,122	$21,502	$771,356	$767,638
U.S.	75,066	64,105	74,646	229,383	13,852	457,052	449,729
Europe	14,836	14,987	74,966	90,170	43,123	238,082	224,840
Other International	15,118	5,223	19,208	49,517	6,037	95,103	79,187
Total Exposure	$538,208	$240,329	$258,350	$440,192	$84,514	$1,561,593	$1,521,394

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for AFS debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposures under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Refer to Note 5 of our audited 2016 Annual Consolidated Financial Statements for the definitions of these terms.
(6)	Geographic profile is based on country of residence of the borrower.

Q1 2017 vs. Q4 2016

Total gross credit risk exposure increased $40 billion or 3% from last quarter, primarily due to an increase in repo-style transactions and higher deposits with financial institutions. Growth in credit cards and residential mortgages also contributed to the increase. These factors were partially offset by lower derivative exposures.

Retail exposure increased $6 billion or 1%, largely driven by volume growth in our credit cards and Canadian residential mortgages portfolios.

Wholesale exposure increased $34 billion or 3%, primarily attributable to higher repo-style transactions driven by increased client activities and increased deposits with financial institutions as a result of our management of our liquidity and funding risks. These factors were partially offset by lower derivative exposures due to lower fair values on interest rate swaps and foreign exchange contracts. Wholesale loan utilization remained stable compared to the prior quarter at 40%. Our AFS Securities (banking book) exposures are rated 95% investment grade and 5% non-investment grade.

26        Royal Bank of Canada        First Quarter 2017

As at January 31, 2017, our loans and acceptances exposure to oil and gas was $16.6 billion (October 31, 2016 – $17.0 billion); which is comprised of outstanding loans of $6.2 billion (October 31, 2016 – $6.3 billion), and undrawn commitments of $10.4 billion (October 31, 2016 – $10.7 billion). The oil and gas portfolio represents 2.1% (October 31, 2016 – 2.2%) of our total loan and acceptances portfolio. Of the $16.6 billion exposure, 42% was to investment grade while 58% was to non-investment grade counterparties (October 31, 2016 – 42% and 58%, respectively).

The geographic mix of our gross credit exposure remained relatively unchanged from the prior quarter. Our exposure in Canada, the U.S., Europe and Other International were 50%, 29%, 15% and 6%, respectively (October 31, 2016 – 50%, 30%, 15% and 5% respectively). Growth in Other International and Europe was largely driven by increases in repo-style transactions as discussed above.

Net European exposure by country, asset type and client type (1), (2)

	As at
	January 31 2017								October 31 2016
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total
U.K.	$8,203	$11,408	$1,035	$1,551	$7,496	$7,140	$7,561	$22,197	$17,956
Germany	825	10,198	1	553	9,259	1,182	1,136	11,577	11,273
France	280	5,992	150	475	1,213	5,367	317	6,897	8,398
Total U.K., Germany, France	$9,308	$27,598	$1,186	$2,579	$17,968	$13,689	$9,014	$40,671	$37,627
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–
Ireland	611	121	131	38	173	22	706	901	880
Italy	64	75	–	9	64	26	58	148	120
Portugal	–	3	–	17	17	–	3	20	16
Spain	281	35	–	23	34	–	305	339	446
Total Peripheral (4)	$956	$234	$131	$87	$288	$48	$1,072	$1,408	$1,462
Luxembourg	$1,155	$5,648	$10	$34	$974	$4,965	$908	$6,847	$6,054
Netherlands	716	2,137	36	749	2,265	39	1,334	3,638	3,904
Norway	252	3,458	–	27	3,394	86	257	3,737	3,945
Sweden	184	3,938	2	35	2,978	957	224	4,159	4,168
Switzerland	351	1,234	91	33	1,007	657	45	1,709	2,271
Other	1,415	1,267	53	153	626	814	1,448	2,888	2,982
Total Other Europe	$4,073	$17,682	$192	$1,031	$11,244	$7,518	$4,216	$22,978	$23,324
Net exposure to Europe (5), (6)	$14,337	$45,514	$1,509	$3,697	$29,500	$21,255	$14,302	$65,057	$62,413

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $75.1 billion against repo-style transactions (October 31, 2016 – $64 billion) and $12.5 billion against derivatives (October 31, 2016 – $15.7 billion).
(3)	Securities include $12.7 billion of trading securities (October 31, 2016 – $11.1 billion), $17.8 billion of deposits (October 31, 2016 – $12.3 billion), and $15 billion of AFS securities (October 31, 2016 – $15.9 billion).
(4)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (October 31, 2016 – $nil), Ireland $22.2 billion (October 31, 2016 – $18.9 billion), Italy $0.3 billion (October 31, 2016 – $0.3 billion), Portugal $0.1 billion (October 31, 2016 – $0.1 billion), and Spain $1 billion (October 31, 2016 – $1.1 billion).
(5)	Excludes $2.2 billion (October 31, 2016 – $1.9 billion) of exposures to supranational agencies.
(6)	Reflects $1.8 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2016 – $1.5 billion).

Q1 2017 vs. Q4 2016

Net credit risk exposure to Europe increased $2.6 billion from last quarter, largely driven by increased exposure to the U.K., partially offset by a decrease in France. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain remained minimal, with total outstanding exposure decreasing $0.1 billion during the quarter to $1.4 billion.

Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. PCL taken during the quarter on this portfolio was $14 million. The gross impaired loans ratio of this loan book was 0.8%, down from 1.1% last quarter.

Royal Bank of Canada        First Quarter 2017        27

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at January 31, 2017
	Residential mortgages (1)					Home equity lines of credit (2)
(Millions of Canadian dollars, except percentage amounts)	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,558	58%	$5,549	42%	$13,107	$2,026
Quebec	14,356	49	14,930	51	29,286	4,020
Ontario	42,100	41	60,727	59	102,827	16,233
Alberta	21,458	58	15,654	42	37,112	6,991
Saskatchewan and Manitoba	8,848	53	7,868	47	16,716	2,652
B.C. and territories	17,189	38	27,711	62	44,900	8,587
Total Canada (5)	$111,509	46%	$132,439	54%	$243,948	$40,509
U.S.	1	–	10,241	100	10,242	1,486
Other International	12	–	3,067	100	3,079	2,233
Total International	$13	–%	$13,308	100%	$13,321	$3,719
Total	$111,522	43%	$145,747	57%	$257,269	$44,228

	As at October 31, 2016
	Residential mortgages (1)					Home equity lines of credit (2)
(Millions of Canadian dollars, except percentage amounts)	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$7,633	59%	$5,409	41%	$13,042	$2,034
Quebec	14,432	50	14,429	50	28,861	4,060
Ontario	43,314	43	58,016	57	101,330	16,512
Alberta	21,746	58	15,429	42	37,175	7,066
Saskatchewan and Manitoba	8,897	54	7,730	46	16,627	2,682
B.C. and territories	17,657	40	27,024	60	44,681	8,739
Total Canada (5)	$113,679	47%	$128,037	53%	$241,716	$41,093
U.S.	2	–	10,012	100	10,014	1,464
Other International	13	–	3,171	100	3,184	2,442
Total International	$15	–%	$13,183	100%	$13,198	$3,906
Total	$113,694	45%	$141,220	55%	$254,914	$44,999

(1)	The residential mortgages amounts exclude our third-party mortgage-backed securities (MBS) of $55 million (October 31, 2016 – $84 million).
(2)	Home equity lines of credit include revolving and non-revolving loans.
(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(4)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	Total consolidated residential mortgages in Canada of $244 billion (October 31, 2016 – $242 billion) is largely comprised of $219 billion (October 31, 2016 – $217 billion) of residential mortgages and $6 billion (October 31, 2016 – $6 billion) of mortgages with commercial clients, of which $3 billion (October 31, 2016 – $3 billion) are insured mortgages, both in Canadian Banking, and $19 billion (October 31, 2016 – $19 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at January 31, 2017, home equity lines of credit in Canadian Banking were $40 billion (October 31, 2016 – $41 billion). Approximately 98% of these home equity lines of credit (October 31, 2016 – 98%) are secured by a first lien on real estate, and only 7% (October 31, 2016 – 7%) of the total homeline clients pay the scheduled interest payment only.

28        Royal Bank of Canada        First Quarter 2017

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	January 31 2017			October 31 2016
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	73%	43%	72%	74%	40%	72%
> 25 years ≤ 30 years	26	57	27	25	58	27
> 30 years ≤ 35 years	1	–	1	1	2	1
Total	100%	100%	100%	100%	100%	100%

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended
	January 31 2017		October 31 2016
	Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	74%	74%	74%	74%
Quebec	71	73	71	73
Ontario	70	67	70	68
Alberta	73	72	73	72
Saskatchewan and Manitoba	73	74	74	74
B.C. and territories	67	64	68	65
U.S.	70	n.m.	71	n.m.
Other International	63	n.m.	63	n.m.
Average of newly originated and acquired for the quarter (4), (5)	70%	68%	70%	69%
Total Canadian Banking residential mortgages portfolio (6)	54%	51%	54%	51%

(1)	Residential mortgages exclude residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
(6)	Weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.
n.m.	not meaningful

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates and a downturn in real estate markets.

Royal Bank of Canada        First Quarter 2017        29

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Personal & Commercial Banking	$249	$288	$284
Wealth Management	13	22	5
Capital Markets	32	51	120
Corporate Support and Other (1)	–	(3)	1
Total PCL	$294	$358	$410
Canada (2)
Residential mortgages	$6	$16	$11
Personal	109	116	116
Credit cards	108	105	103
Small business	7	9	8
Retail	230	246	238
Wholesale	11	31	117
PCL on impaired loans	241	277	355
U.S. (2), (3)
Retail	$–	$–	$–
Wholesale	42	20	38
PCL on impaired loans	42	20	38
Other International (2), (3)
Retail	$2	$17	$20
Wholesale	9	44	(3)
PCL on impaired loans	11	61	17
PCL on loans not yet identified as impaired	–	–	–
Total PCL	$294	$358	$410
PCL ratio
Total PCL ratio	0.22%	0.27%	0.31%
PCL on impaired loans ratio	0.22%	0.27%	0.31%
Personal & Commercial Banking	0.25%	0.29%	0.30%
Canadian Banking	0.26%	0.29%	0.29%
Caribbean Banking	(0.06)%	0.59%	0.88%
Wealth Management	0.10%	0.17%	0.04%
PCL ratio – loans	0.10%	0.18%	0.02%
PCL ratio – acquired credit-impaired loans	0.00%	(0.01)%	0.02%
Capital Markets	0.15%	0.24%	0.53%

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section.
(2)	Geographic information is based on residence of borrower.
(3)	Includes acquired credit-impaired loans.

Q1 2017 vs. Q1 2016

Total PCL decreased $116 million, or 28% from the prior year. The PCL ratio of 22 bps decreased 9 bps.

PCL in Personal & Commercial Banking decreased $35 million or 12%, and the PCL ratio of 25 bps decreased 5 bps, largely due to recoveries and lower provisions in our Caribbean lending portfolios, as well as lower provisions in our Canadian personal and commercial lending portfolios. These factors were partially offset by higher write-offs in our credit cards portfolio.

PCL in Wealth Management increased $8 million mainly reflecting higher provisions in U.S. Wealth Management (including City National).

PCL in Capital Markets decreased $88 million or 73%, primarily due to recoveries in the oil & gas sector, partially offset by a provision taken on one account in the real estate and related sector.

Q1 2017 vs. Q4 2016

Total PCL decreased $64 million, or 18% from last quarter and the PCL ratio of 22 bps decreased 5 bps.

PCL in Personal & Commercial Banking decreased $39 million or 14%, and the PCL ratio of 25 bps decreased 4 bps mainly due to lower provisions in our Canadian lending portfolio as well as recoveries and lower provisions in our Caribbean portfolio.

PCL in Wealth Management decreased $9 million, as the prior quarter included provisions related to International Wealth Management. Lower provisions in U.S. Wealth Management (including City National) also contributed to the decrease.

PCL in Capital Markets decreased $19 million, mainly due to recoveries in the oil & gas sector, partially offset by a provision taken on one account in the real estate and related sector.

30        Royal Bank of Canada        First Quarter 2017

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	January 31 2017	October 31 2016	January 31 2016
Personal & Commercial Banking	$1,537	$1,651	$1,817
Wealth Management (1)	610	710	835
Capital Markets	1,396	1,524	466
Investor & Treasury Services	–	2	2
Corporate Support and Other	16	16	–
Total GIL	$3,559	$3,903	$3,120
Canada (2)
Retail	$639	$642	$624
Wholesale	427	522	604
GIL	1,066	1,164	1,228
U.S. (1), (2)
Retail	$50	$56	$22
Wholesale	1,653	1,736	876
GIL	1,703	1,792	898
Other International (2)
Retail	$355	$380	$392
Wholesale	435	567	602
GIL	790	947	994
Total GIL	$3,559	$3,903	$3,120
Impaired loans, beginning balance	$3,903	$3,716	$2,285
Classified as impaired during the period (new impaired) (3)	649	917	544
Net repayments (3)	(434)	(275)	(175)
Amounts written off	(336)	(354)	(347)
Other (3), (4)	(223)	(101)	813
Impaired loans, balance at end of period	$3,559	$3,903	$3,120
GIL ratio (5)
Total GIL ratio	0.66%	0.73%	0.59%
Personal & Commercial Banking	0.39%	0.42%	0.48%
Canadian Banking	0.26%	0.27%	0.27%
Caribbean Banking	6.70%	7.84%	8.99%
Wealth Management	1.20%	1.41%	1.69%
GIL ratio – loans	0.52%	0.58%	0.40%
GIL ratio – acquired credit-impaired loans	0.68%	0.83%	1.29%
Capital Markets	1.66%	1.78%	0.52%

(1)	Includes $348 million (October 31, 2016 – $418 million; January 31, 2016 – $636 million) related to acquired credit impaired loans. For further details refer to Note 5 of our Condensed Financial Statements.
(2)	Geographic information is based on residence of borrower.
(3)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and New Impaired, as Return to performing status, Sold, and Exchange and other movements amounts are not reasonably determinable.
(4)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements.
(5)	GIL as a % of loans and acceptances.

Q1 2017 vs. Q1 2016

Total GIL increased $439 million or 14% from a year ago, and the total GIL ratio of 66 bps increased 7 bps largely reflecting higher impaired loans in our Capital Markets portfolio. Total GIL also includes acquired credit impaired loans (ACI) of $348 million related to City National, which contributed 6 bps to the GIL ratio. For further details on ACI loans, refer to Note 5 of our Condensed Financial Statements.

GIL in Personal & Commercial Banking decreased $280 million or 15%, and the GIL ratio of 39 bps decreased 9 bps, mainly due to repayments in our Caribbean lending portfolios and lower impaired loans in our Canadian personal and commercial lending portfolios.

GIL in Wealth Management decreased $225 million or 27%, mainly due to a decline in acquired credit-impaired loans related to City National.

GIL in Capital Markets increased $930 million, primarily due to higher impaired loans in the oil and gas and real estate and related sectors.

Q1 2017 vs. Q4 2016

Total GIL decreased $344 million or 9% from the prior quarter, while the GIL ratio of 66 bps decreased 7 bps.

GIL in Personal & Commercial Banking decreased $114 million or 7%, and the GIL ratio of 39 bps decreased 3 bps compared to the prior quarter, largely due to repayments in our Caribbean lending portfolios and lower impaired loans in our Canadian personal and commercial lending portfolios.

GIL in Wealth Management decreased $100 million or 14%, mainly due to a decline in acquired credit-impaired loans related to City National, and a repayment in International Wealth Management.

GIL in Capital Markets decreased $128 million or 8%, mainly due lower impaired loans in the oil and gas sector, partially offset by higher impaired loans in our real estate and related portfolios.

Royal Bank of Canada        First Quarter 2017        31

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016	January 31 2016
Allowance for impaired loans
Personal & Commercial Banking	$496	$520	$587
Wealth Management (1)	75	73	51
Capital Markets	243	216	146
Investor & Treasury Services	–	–	2
Corporate Support and Other	1	–	–
Total allowance for impaired loans	$815	$809	$786
Canada (2)
Retail	$156	$160	$155
Wholesale	119	119	200
Allowance for impaired loans	275	279	355
U.S. (1),(2)
Retail	$1	$2	$1
Wholesale	195	177	50
Allowance for impaired loans	196	179	51
Other International (2)
Retail	$169	$180	$193
Wholesale	175	171	187
Allowance for impaired loans	344	351	380
Total allowance for impaired loans	$815	$809	$786
Allowance for loans not yet identified as impaired	1,515	1,517	1,474
Total ACL	$2,330	$2,326	$2,260

(1)	Effective Q1 2016, includes ACL related to acquired credit-impaired loans from our acquisition of City National.
(2)	Geographic information is based on residence of borrower.

Q1 2017 vs. Q1 2016

Total ACL increased $70 million or 3% from a year ago, largely due to higher ACL in Capital Markets and Wealth Management. The second quarter of 2016 also included a $50 million increase in the allowance for loans not yet identified as impaired. These factors were partially offset by lower ACL in Personal & Commercial Banking.

Q1 2017 vs. Q4 2016

Total ACL was relatively flat compared to last quarter, as higher ACL in Capital Markets and Wealth Management were largely offset by lower ACL in Personal & Commercial Banking.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Framework from the framework described in our 2016 Annual Report. We continue to manage the controls and governance procedures that ensure that our market risk exposure is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss in trading positions, such as Value-at-Risk (VaR) and Stressed Value-at-Risk (SVaR). For further details of our approach to the management of market risk, refer to the Market risk section of our 2016 Annual Report.

Market risk controls are also in place to manage structural interest rate risk (SIRR) arising from non-trading positions. Factors contributing to SIRR include the mismatch between future asset and liability repricing dates, relative changes in asset and liability rates, and product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. To monitor and control SIRR, the Bank assesses two primary financial metrics, 12-month Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks and scenarios. There has been no material change to the SIRR measurement methodology, controls, or limits from those described in our 2016 Annual Report.

32        Royal Bank of Canada        First Quarter 2017

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	January 31, 2017				October 31, 2016		January 31, 2016
	As at Jan. 31	For the three months ended			As at Oct. 31	For the three months ended	As at Jan. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$14	$13	$24	$8	$13	$12	$21	$22
Foreign exchange	4	5	5	3	5	4	4	4
Commodities	3	3	5	2	5	3	2	3
Interest rate (1)	15	15	19	13	18	20	29	24
Credit specific (2)	5	4	5	4	4	4	5	6
Diversification (3)	(19)	(17)	(23)	(14)	(21)	(18)	(18)	(19)
Market risk VaR	$22	$23	$33	$18	$24	$25	$43	$40
Market risk Stressed VaR	$52	$55	$76	$44	$46	$51	$114	$106

(1)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(2)	Credit specific risk captures issuer-specific credit spread volatility.
(3)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q1 2017 vs. Q1 2016

Average market risk VaR of $23 million decreased $17 million from the prior year. Reduced inventories in fixed income and securitized product portfolios, including the wind down of certain legacy trading businesses, were reflected in lower average interest rate VaR in the quarter. Lower equity risk, mainly attributable to less volatile equity-derivative markets, and the impact of foreign exchange translation also contributed to the decrease.

Average SVaR of $55 million was down $51 million compared to last year, largely due to reductions in fixed income and securitized product portfolios as noted above, and the impact of foreign exchange translation.

Q1 2017 vs. Q4 2016

Average market risk VaR of $23 million remained relatively flat decreasing $2 million from the prior quarter, as we have maintained our market risk exposures at a relatively low level since the end of last quarter.

Average SVaR of $55 million was also relatively flat increasing $4 million from the prior quarter.

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily market risk VaR. We incurred net trading losses on 1 day during the quarter totalling $2 million, as compared to 1 day of losses totalling $8 million in the fourth quarter of 2016, with none of the losses exceeding VaR. The losses in the current quarter were driven by unfavourable conditions for U.S. municipal bonds and Canadian money markets following the U.S. presidential election.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as fair value through profit or loss (FVTPL). Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at January 31, 2017, we had liabilities with respect to insurance obligations of $8.8 billion, down from $9.2 billion in the prior quarter, and trading securities of $6.6 billion in support of the liabilities, down from $7.2 billion last quarter.

Royal Bank of Canada        First Quarter 2017        33

Market risk measures – Structural Interest Rate Sensitivities

The following table shows the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected 12-month NII and EVE for the Bank’s structural balance sheet, assuming no subsequent hedging. Rate floors are applied within the declining rates scenarios, with floor levels set based on global rate movement experience. Interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and risk management actions.

	January 31 2017						October 31 2016		January 31 2016
	Economic value of equity risk			Net interest income risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (2)	Total	Canadian dollar impact	U.S. dollar impact (2)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(1,137)	$(167)	$(1,304)	$259	$155	$414	$(1,377)	$420	$ (1,286)	$427
100bps decrease in rates	956	(96)	860	(367)	(186)	(553)	644	(465)	593	(457)

(1)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.
(2)	Represents the impact on the SIRR portfolios held in our City National and U.S. banking operations.

As at January 31, 2017, an immediate and sustained -100 bps shock would have had a negative impact to the Bank’s NII of $553 million, up from $465 million from last quarter. An immediate and sustained +100 bps shock at the end of fiscal January 31, 2017 would have had a negative impact to the Bank’s EVE of $1,304 million, down from $1,377 million reported last quarter. The quarter-over-quarter increase in NII risk was mainly attributed to balance sheet growth, in addition to a rise in short-term rates. The slight decrease in EVE risk quarter-over-quarter is primarily attributed to a reduction in domestic fixed-rate assets. During the first quarter of 2017, NII and EVE risks were maintained well within approved limits.

Market risk measures for other material non-trading portfolios

AFS securities

We held $68 billion of securities classified as AFS as at January 31, 2017, compared to $70 billion as at October 31, 2016. We hold debt securities designated as AFS primarily as investments but also to manage liquidity risk and hedge interest rate risk in our non-trading banking balance sheet. Certain legacy debt portfolios are also classified as AFS. Changes in the value of these securities are reported in other comprehensive income. As at January 31, 2017, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax change in value of $10.3 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax change in value of $23.9 million, as measured by the change in value for a one basis point widening of credit spreads. The value of the AFS securities included in our SIRR measure as at January 31, 2017 was $46.7 billion. Our AFS securities also include equity exposures of $1.5 billion as at January 31, 2017, down from $1.6 billion as at October 31, 2016.

Derivatives related to non-trading activity

Derivatives are also used to hedge market risk exposures unrelated to our trading activity. In aggregate, derivative assets not related to trading activity of $3.5 billion as at January 31, 2017 were down from $5.9 billion last quarter, and derivative liabilities of $3.6 billion as at January 31, 2017 were down from $4.8 billion last quarter.

Non-trading derivatives in hedge accounting relationships

The derivative assets and liabilities described above include derivative assets in a designated hedge accounting relationship of $1.9 billion as at January 31, 2017, down from $2.4 billion as at October 31, 2016, and derivative liabilities of $1.6 billion as at January 31, 2017, down from $1.8 billion last quarter. These derivative assets and liabilities are included in our Structural Interest Rate Risk measure and other internal non-trading market risk measures. We use interest rate swaps to manage our AFS securities and structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the fair value of the derivatives for a one basis point parallel increase in yields, was $6.8 million as of January 31, 2017 compared to $5.2 million as of October 31, 2016.

Interest rate swaps are also used to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar, British pound, and Euro. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Other non-trading derivatives

Derivatives, including interest rate swaps and foreign exchange derivatives, that are not in designated hedge accounting relationships are used to manage other non-trading exposures. These derivatives have been designated as FVTPL, with changes in the fair value of these derivatives reflected in income. Derivative assets of $1.6 billion as at January 31, 2017 on these trades were down from $2.7 billion as at October 31, 2016, and derivative liabilities of $2.0 billion as at January 31, 2017 were down from $2.3 billion last quarter.

34        Royal Bank of Canada        First Quarter 2017

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated asset. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2016.

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at January 31, 2017
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$25,363	$17,047	$8,316	Interest rate
Interest-bearing deposits with banks (4)	22,380	13,404	8,976	Interest rate
Securities
Trading (5)	142,192	135,516	6,676	Interest rate, credit spread
Available-for-sale (6)	82,635	–	82,635	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	197,285	197,024	261	Interest rate
Loans
Retail (8)	370,161	9,179	360,982	Interest rate
Wholesale (9)	154,088	3,569	150,519	Interest rate
Allowance for loan losses	(2,239)	–	(2,239)	Interest rate
Segregated fund net assets (10)	1,021	–	1,021	Interest rate
Derivatives	97,419	93,932	3,487	Interest rate, foreign exchange
Other assets (11)	66,333	20,676	45,657	Interest rate
Assets not subject to market risk (12)	5,128
Total assets	$1,161,766	$490,347	$666,291
Liabilities subject to market risk
Deposits (13)	$757,512	$127,222	$630,290	Interest rate
Segregated fund liabilities (14)	1,021	–	1,021	Interest rate
Other
Obligations related to securities sold short	37,969	37,969	–
Obligations related to assets sold under repurchase agreements and securities loaned	123,474	123,474	–	Interest rate
Derivatives	95,646	92,026	3,620	Interest rate, foreign exchange
Other liabilities (15)	59,459	18,302	41,157	Interest rate
Subordinated debentures	9,487	–	9,487	Interest rate
Liabilities not subject to market risk (16)	5,047
Total liabilities	$1,089,615	$398,993	$685,575
Total equity	$72,151
Total liabilities and equity	$1,161,766

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $8,289 million included in SIRR. An additional $27 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $8,976 million are included in SIRR.
(5)	Trading securities include $6,603 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $67,717 million and held-to-maturity securities of $14,918 million. $61,647 million of the total securities are included in SIRR. An additional $1,887 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $19,101 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $261 million reflected in SIRR.
(8)	Retail loans include $360,711 million reflected in SIRR. An additional $271 million is used in the management of the SIRR of RBC Insurance.
(9)	Wholesale loans include $149,061 million reflected in SIRR. An additional $1,458 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $43,267 million reflected in SIRR. An additional $2,390 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,128 million of physical and other assets.
(13)	Deposits include $630,290 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Other liabilities include $9,397 million used in the management of the SIRR of RBC Insurance and $31,760 million contribute to our SIRR measure.
(16)	Liabilities not subject to market risk include $5,047 million of payroll related and other liabilities.

Royal Bank of Canada        First Quarter 2017        35

	As at October 31, 2016
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$14,929	$5,906	$9,023	Interest rate
Interest-bearing deposits with banks (4)	27,851	16,058	11,793	Interest rate
Securities
Trading (5)	151,292	144,001	7,291	Interest rate, credit spread
Available-for-sale (6)	84,801	–	84,801	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	186,302	186,033	269	Interest rate
Loans
Retail (8)	369,470	9,081	360,389	Interest rate
Wholesale (9)	154,369	2,341	152,028	Interest rate
Allowance for loan losses	(2,235)	–	(2,235)	Interest rate
Segregated fund net assets (10)	981	–	981	Interest rate
Derivatives	118,944	113,862	5,082	Interest rate, foreign exchange
Other assets (11)	68,353	24,727	43,626	Interest rate
Assets not subject to market risk (12)	5,201
Total assets	$1,180,258	$502,009	$673,048
Liabilities subject to market risk
Deposits (13)	$757,589	$118,815	$638,774	Interest rate
Segregated fund liabilities (14)	981	–	981	Interest rate
Other
Obligations related to securities sold short	50,369	50,369	–
Obligations related to assets sold under repurchase agreements and securities loaned	103,441	103,441	–	Interest rate
Derivatives	116,550	112,500	4,050	Interest rate, foreign exchange
Other liabilities (15)	61,987	19,984	42,003	Interest rate
Subordinated debentures	9,762	–	9,762	Interest rate
Liabilities not subject to market risk (16)	7,967
Total liabilities	$1,108,646	$405,109	$695,570
Total equity	$71,612
Total liabilities and equity	$1,180,258

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $8,954 million included in SIRR. An additional $69 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $11,793 million are included in SIRR.
(5)	Trading securities include $7,291 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Includes available-for-sale securities of $69,922 million and held-to-maturity securities of $14,879 million. $63,475 million of the total securities are included in SIRR. An additional $1,901 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures. The remaining $19,425 million are captured in other internal non-trading market risk reporting.
(7)	Assets purchased under reverse repurchase agreements include $269 million reflected in SIRR.
(8)	Retail loans include $360,138 million reflected in SIRR. An additional $251 million is used in the management of the SIRR of RBC Insurance.
(9)	Wholesale loans include $150,619 million reflected in SIRR. An additional $1,409 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $41,168 million reflected in SIRR. An additional $2,458 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $5,201 million of physical and other assets.
(13)	Deposits include $638,774 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Other liabilities include $9,900 million used in the management of the SIRR of RBC Insurance and $32,103 million contribute to our SIRR measure.
(16)	Liabilities not subject to market risk include $7,967 million of payroll related and other liabilities.

Liquidity and funding risk

Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they come due. Liquidity risk arises from mismatches in the timing and value of on-balance sheet and off-balance sheet cash flows.

Our Liquidity Risk Management Framework (LRMF) is designed to ensure sufficient liquidity resources to satisfy current and prospective commitments in both business-as-usual and stressed conditions. There have been no material changes to our LRMF as described in our 2016 Annual Report.

We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Liquidity risk remains well within our risk appetite.

36        Royal Bank of Canada        First Quarter 2017

Liquidity reserve

Our liquidity reserve consists of unencumbered available liquid assets as well as uncommitted and undrawn central bank borrowing facilities that could be accessed under extraordinary circumstances subject to satisfying certain preconditions as set by various Central Banks (e.g. Bank of Canada, U.S. Federal Reserve, Bank of England, and Bank of France).

To varying degrees, unencumbered liquid assets represent a ready source of funding. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources. Encumbered assets, in turn, are not considered a source of liquidity in measures of liquidity risk.

Although wholesale funding capacity, which is regularly assessed, could be another potential source of liquidity to mitigate stressed conditions, it is excluded in the determination of our liquidity reserve.

Liquidity reserve

	As at January 31, 2017
(Millions of Canadian dollars)	Bank-owned liquid assets (1)	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$36,448	$–	$36,448	$1,743	$34,705
Deposits in other banks available overnight	2,376	–	2,376	231	2,145
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	316,673	26,524	343,197	196,645	146,552
Other securities	140,682	37,750	178,432	64,709	113,723
Liquidity assets eligible at central banks (not included above) (3)	578	–	578	–	578
Undrawn credit lines granted by central banks (4)	13,203	–	13,203	–	13,203
Other assets eligible as collateral for discount (5)	103,367	–	103,367	–	103,367
Other liquid assets (6)	19,480	–	19,480	19,480	–
Total liquid assets	$632,807	$64,274	$697,081	$282,808	$414,273

	As at October 31, 2016
(Millions of Canadian dollars)	Bank-owned liquid assets (1)	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$31,771	$–	$31,771	$1,781	$29,990
Deposits in other banks available overnight	1,679	–	1,679	262	1,417
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	295,603	28,564	324,167	168,395	155,772
Other securities	146,269	34,386	180,655	72,765	107,890
Liquidity assets eligible at central banks (not included above) (3)	600	–	600	–	600
Undrawn credit lines granted by central banks (4)	13,558	–	13,558	–	13,558
Other assets eligible as collateral for discount (5)	141,888	–	141,888	–	141,888
Other liquid assets (6)	23,307	–	23,307	23,307	–
Total liquid assets	$654,675	$62,950	$717,625	$266,510	$451,115

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016
Royal Bank of Canada	$219,984	$264,522
Foreign branches	61,514	53,006
Subsidiaries	132,775	133,587
Total unencumbered liquid assets	$414,273	$451,115

(1)	The Bank-owned liquid assets amount includes securities owned outright by the Bank as well as collateral received through reverse repurchase transactions.
(2)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(3)	Includes Auction Rate Securities.
(4)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York (Federal Reserve Bank). Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(5)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(6)	Represents pledges related to OTC and exchange-traded derivative transactions.

Q1 2017 vs. Q4 2016

Total liquid assets decreased $21 billion or 3%, primarily due to a reduction in non-mortgage loans that qualify to be pledged under the Bank of Canada’s Emergency Lending Assistance (ELA) program. This factor was partially offset by higher balances of securities received as collateral under reverse repurchase transactions.

Royal Bank of Canada        First Quarter 2017        37

Asset Encumbrance

The table below provides a summary of cash, securities and other assets, distinguishing between those that are encumbered assets and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables can also be monetized, although over a longer timeframe than that required for marketable securities. As at January 31, 2017, our Unencumbered assets available as collateral comprised 35% of our total assets (October 31, 2016 – 38%).

Asset encumbrance

	As at
	January 31 2017					October 31 2016
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total (4)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total (4)
Cash and due from banks	$–	$1,743	$23,620	$–	$25,363	$–	$1,781	$13,148	$–	$14,929
Interest-bearing deposits with banks	–	231	22,149	–	22,380	–	262	27,589	–	27,851
Securities
Trading	53,245	–	87,431	1,516	142,192	66,734	–	83,219	1,339	151,292
Available-for-sale	3,207	–	76,656	2,772	82,635	2,858	–	78,966	2,977	84,801
Assets purchased under reverse repurchase agreements and securities borrowed	213,421	–	81,826	14,521	309,768	179,534	–	89,200	15,204	283,938
Loans
Retail
Mortgage securities	34,238	–	35,155	–	69,393	34,624	–	35,591	–	70,215
Mortgage loans	41,120	–	12,991	133,820	187,931	40,293	–	12,796	131,694	184,783
Non-mortgage loans	8,979	–	60,998	42,860	112,837	10,422	–	100,612	3,438	114,472
Wholesale	3,563	–	43,745	106,780	154,088	3,477	–	41,445	109,447	154,369
Allowance for loan losses	–	–	–	(2,239)	(2,239)	–	–	–	(2,235)	(2,235)
Segregated fund net assets	–	–	–	1,021	1,021	–	–	–	981	981
Other – Derivatives	–	–	–	97,419	97,419	–	–	–	118,944	118,944
– Others (5)	19,480	–	–	51,981	71,461	23,307	–	–	50,247	73,554
Total assets	$377,253	$1,974	$444,571	$450,451	$1,274,249	$361,249	$2,043	$482,566	$432,036	$1,277,894

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions for borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile. However, banks could monetize assets meeting central bank collateral criteria during periods of extraordinary and severe disruption to market-wide liquidity.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(4)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(5)	The Pledged as collateral amounts relate to OTC and exchange-traded derivative transactions.

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit and funding profile

As at January 31, 2017, relationship-based deposits, which are the primary source of funding for retail loans and mortgages, were $505 billion or 55% of our total funding (October 31, 2016 – $506 billion or 55%). The remaining portion is comprised of short- and long-term wholesale funding.

Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquidity asset buffers.

For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

38        Royal Bank of Canada        First Quarter 2017

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $25 billion	• SEC Shelf Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$15 billion (1)	• Global Covered Bond Program – €32 billion

• Japanese Issuance Programs – ¥1 trillion

(1)	Subject to the €32 billion Global Covered Bond Program limit. Upon the enactment of U.S. SEC Regulation AB II on November 23, 2016, we are not currently able to issue new series of SEC-registered covered bonds under the existing program.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Based on original term to maturity greater than 1 year	(1) Based on original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds

The following table provides our composition of wholesale funding based on remaining term to maturity:

Composition of wholesale funding (1)

	As at January 31, 2017
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,299	$49	$33	$30	$4,411	$–	$–	$4,411
Certificates of deposit and commercial paper	5,894	5,272	6,987	12,155	30,308	1,144	52	31,504
Asset-backed commercial paper (3)	1,149	2,142	3,764	2,894	9,949	–	–	9,949
Senior unsecured medium-term notes (4)	2,941	4,514	2,238	6,941	16,634	21,398	41,728	79,760
Senior unsecured structured notes (5)	45	163	358	579	1,145	2,451	7,108	10,704
Mortgage securitization	–	514	651	1,354	2,519	5,330	12,370	20,219
Covered bonds/asset-backed securities (6)	–	608	1,757	6,473	8,838	7,798	30,545	47,181
Subordinated liabilities	–	–	115	–	115	–	9,384	9,499
Other (7)	1,861	1,278	120	2,170	5,429	9	4,885	10,323
Total	$16,189	$14,540	$16,023	$32,596	$79,348	$38,130	$106,072	$223,550
Of which:
– Secured	$2,471	$4,468	$6,172	$10,721	$23,832	$13,128	$42,915	$79,875
– Unsecured	13,718	10,072	9,851	21,875	55,516	25,002	63,157	143,675

Royal Bank of Canada        First Quarter 2017        39

(Millions of Canadian dollars)	As at October 31, 2016
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$1,375	$80	$30	$38	$1,523	$–	$–	$1,523
Certificates of deposit and commercial paper	3,072	8,950	10,692	5,199	27,913	1,220	54	29,187
Asset-backed commercial paper (3)	1,503	1,600	3,551	2,923	9,577	–	–	9,577
Senior unsecured medium-term notes (4)	1,135	9,140	7,582	7,282	25,139	18,156	43,073	86,368
Senior unsecured structured notes (5)	141	305	213	554	1,213	1,871	6,493	9,577
Mortgage securitization	–	686	514	1,435	2,635	3,432	14,378	20,445
Covered bonds/asset-backed securities (6)	–	1,674	626	5,834	8,134	10,700	30,692	49,526
Subordinated liabilities	–	–	–	128	128	–	9,469	9,597
Other (7)	1,173	2,053	43	738	4,007	13	5,073	9,093
Total	$8,399	$24,488	$23,251	$24,131	$80,269	$35,392	$109,232	$224,893
Of which:
– Secured	$2,502	$5,528	$4,691	$10,192	$22,913	$14,132	$45,071	$82,116
– Unsecured	5,897	18,960	18,560	13,939	57,356	21,260	64,161	142,777

(1)	Excludes bankers’ acceptances and repos.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgage loans.
(7)	Includes tender option bonds (secured) of $2,526 million (October 31, 2016 – $2,567 million), bearer deposit notes (unsecured) of $3,103 million (October 31, 2016 – $1,652 million) and other long-term structured deposits (unsecured) of $4,694 million (October 31, 2016 – $4,874 million).

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

The following table presents our major credit ratings(1):

Credit ratings

As at February 23, 2017
	Short-term debt	Senior long- term debt	Outlook
Moody’s (2)	P-1	Aa3	negative
Standard & Poor’s (3)	A-1+	AA-	negative
Fitch Ratings (4)	F1+	AA	negative
Dominion Bond Rating Services (5)	R-1(high)	AA	negative

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On June 11, 2014, Moody’s revised our outlook to negative from stable.
(3)	On June 6, 2016, S&P revised our outlook to negative from stable.
(4)	On January 25, 2016, Fitch Ratings revised our outlook to negative from stable.
(5)	On May 20, 2015, DBRS revised our outlook to negative from stable.

Additional contractual obligations for rating downgrades

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	January 31 2017			October 31 2016
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$602	$139	$382	$487	$117	$501
Other contractual funding or margin requirements (1)	268	72	–	293	473	–

(1)	Includes GICs issued by our municipal markets business out of New York.

40        Royal Bank of Canada        First Quarter 2017

Liquidity Coverage Ratio (LCR)

The LCR is a Basel III metric that measures the sufficiency of HQLA available to meet liquidity needs over a 30-day period in an acute stress scenario. The BCBS and OSFI regulatory minimum coverage level for LCR is currently 100%.

OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.

Liquidity coverage ratio common disclosure template (1)

	For the three-months ended
	January 31 2017		October 31 2016
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		204,885		207,541
Cash outflows
Retail deposits and deposits from small business customers, of which:	231,747	18,183	224,518	17,372
Stable deposits (3)	71,308	2,139	72,570	2,177
Less stable deposits	160,439	16,044	151,948	15,195
Unsecured wholesale funding, of which:	241,522	105,606	234,455	99,877
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	105,417	25,382	106,040	25,491
Non-operational deposits	119,045	63,165	113,719	59,690
Unsecured debt	17,060	17,060	14,696	14,696
Secured wholesale funding		24,023		26,069
Additional requirements, of which:	228,314	67,752	226,706	67,106
Outflows related to derivative exposures and other collateral requirements	61,055	35,594	59,910	34,299
Outflows related to loss of funding on debt products	6,124	6,124	5,364	5,364
Credit and liquidity facilities	161,134	26,034	161,432	27,443
Other contractual funding obligations (5)	35,186	35,186	30,951	30,951
Other contingent funding obligations (6)	446,246	6,784	448,854	6,814
Total cash outflows		257,535		248,189
Cash inflows
Secured lending (e.g., reverse repos)	125,027	34,130	126,615	31,978
Inflows from fully performing exposures	10,850	7,357	10,559	7,042
Other cash inflows	49,063	49,063	45,207	45,207
Total cash inflows		90,550		84,227

		Total adjusted value		Total adjusted value
Total HQLA		204,885		207,541
Total net cash outflows		166,984		163,962
Liquidity coverage ratio		123%		127%

(1)	LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. Effective in the first quarter of 2017, OSFI requires Canadian banks to disclose the LCR based on the average of daily positions during the quarter. Previously, the disclosed LCR was based on the average month-end positions during the quarter. The LCR for the quarter ended January 31, 2017 is calculated as an average of 62 daily LCR positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

We manage our LCR position within a target range that reflects management’s liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 79% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from application of withdrawal and non-renewal factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Royal Bank of Canada        First Quarter 2017        41

Q1 2017 vs. Q4 2016

We actively manage our LCR against internal limits. The average LCR for the quarter ended January 31, 2017 of 123%, which translates into a surplus of approximately $38 billion, was 4% lower than in the previous quarter.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (e.g., amortized cost or fair value) at the balance sheet date. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at January 31, 2017
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$45,483	$404	$–	$–	$115	$–	$–	$–	$1,741	$47,743
Securities
Trading (1)	106,441	15	–	23	12	45	88	5,553	30,015	142,192
Available-for-sale	1,639	3,131	1,832	1,629	2,300	10,180	22,847	37,487	1,590	82,635
Assets purchased under reverse repurchase agreements and securities borrowed	88,899	45,366	25,269	13,135	12,612	5,448	294	–	6,262	197,285
Loans (net of allowance for loan losses)	16,279	12,903	20,838	20,821	22,249	108,973	195,878	39,276	84,793	522,010
Other
Customers’ liability under acceptances	9,896	4,041	19	2	–	–	1	–	–	13,959
Derivatives	6,455	7,599	4,328	3,888	4,132	10,049	22,150	38,818	–	97,419
Other financial assets	26,504	779	463	177	161	73	113	180	1,460	29,910
Total financial assets	$301,596	$74,238	$52,749	$39,675	$41,581	$134,768	$241,371	$121,314	$125,861	$1,133,153
Other non-financial assets	1,035	1,396	376	329	171	1,213	3,003	2,026	19,064	28,613
Total assets	$302,631	$75,634	$53,125	$40,004	$41,752	$135,981	$244,374	$123,340	$144,925	$1,161,766
Liabilities and equity
Deposits (2)
Unsecured borrowing	$42,441	$26,723	$20,237	$28,398	$24,104	$41,395	$48,236	$18,351	$414,358	$664,243
Secured borrowing	1,155	3,715	7,165	3,937	3,218	7,962	17,737	8,729	–	53,618
Covered bonds	–	–	–	3,246	1,836	7,194	24,787	2,588	–	39,651
Other
Acceptances	9,896	4,041	19	2	–	–	1	–	–	13,959
Obligations related to securities sold short	37,969	–	–	–	–	–	–	–	–	37,969
Obligations related to assets sold under repurchase agreements and securities loaned	99,524	9,511	5,884	750	412	16	12	–	7,365	123,474
Derivatives	6,804	8,141	4,684	3,279	4,346	11,164	21,120	36,100	8	95,646
Other financial liabilities	22,112	945	389	201	260	146	375	4,284	407	29,119
Subordinated debentures	–	–	–	–	–	–	111	9,376	–	9,487
Total financial liabilities	$219,901	$53,076	$38,378	$39,813	$34,176	$67,877	$112,379	$79,428	$422,138	$1,067,166
Other non-financial liabilities	750	584	172	164	1,875	2,400	819	8,163	7,522	22,449
Equity	–	–	–	–	–	–	–	–	72,151	72,151
Total liabilities and equity	$220,651	$53,660	$38,550	$39,977	$36,051	$70,277	$113,198	$87,591	$501,811	$1,161,766
Off-balance sheet items
Financial guarantees	$286	$1,484	$2,948	$1,159	$3,582	$1,911	$6,108	$318	$48	$17,844
Lease commitments	59	121	183	181	177	680	1,574	2,536	–	5,511
Commitments to extend credit	968	2,826	6,397	9,389	9,141	35,671	133,912	16,320	4,162	218,786
Other credit-related commitments	713	796	1,226	1,147	1,448	662	705	290	93,804	100,791
Other commitments	685	–	–	–	–	–	–	–	438	1,123
Total off-balance sheet items	$2,711	$5,227	$10,754	$11,876	$14,348	$38,924	$142,299	$19,464	$98,452	$344,055

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

42        Royal Bank of Canada        First Quarter 2017

	As at October 31, 2016
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$38,931	$342	$2	$–	$192	$–	$–	$–	$3,313	$42,780
Securities
Trading (1)	98,843	5	18	–	24	40	117	6,183	46,062	151,292
Available-for-sale	1,648	4,854	2,011	1,810	1,687	8,869	25,709	36,587	1,626	84,801
Assets purchased under reverse repurchase agreements and securities borrowed	81,801	42,092	24,771	14,988	11,090	3,380	303	–	7,877	186,302
Loans (net of allowance for loan losses)	15,526	13,154	16,863	21,512	23,120	109,075	198,054	38,887	85,413	521,604
Other
Customers’ liability under acceptances	8,362	4,403	73	3	–	–	2	–	–	12,843
Derivatives	8,443	10,367	4,800	3,355	3,511	12,794	26,563	49,099	12	118,944
Other financial assets	28,659	741	484	222	62	43	38	414	1,372	32,035
Total financial assets	$282,213	$75,958	$49,022	$41,890	$39,686	$134,201	$250,786	$131,170	$145,675	$1,150,601
Other non-financial assets	1,259	887	130	295	237	2,579	1,824	2,991	19,455	29,657
Total assets	$283,472	$76,845	$49,152	$42,185	$39,923	$136,780	$252,610	$134,161	$165,130	$1,180,258
Liabilities and equity
Deposits (2)
Unsecured borrowing	$30,680	$35,333	$35,540	$16,684	$23,586	$34,044	$55,239	$15,123	$415,130	$661,359
Secured borrowing	1,545	4,788	4,947	5,700	2,290	7,256	20,660	8,569	–	55,755
Covered bonds	–	–	–	–	3,348	9,376	24,936	2,815	–	40,475
Other
Acceptances	8,362	4,403	73	3	–	–	2	–	–	12,843
Obligations related to securities sold short	50,369	–	–	–	–	–	–	–	–	50,369
Obligations related to assets sold under repurchase agreements and securities loaned	88,702	6,113	1,568	–	756	8	21	–	6,273	103,441
Derivatives	7,334	10,904	5,809	3,939	2,976	13,562	25,945	46,081	–	116,550
Other financial liabilities	22,700	2,212	375	125	218	154	290	4,762	482	31,318
Subordinated debentures	–	–	–	–	–	–	115	9,647	–	9,762
Total financial liabilities	$209,692	$63,753	$48,312	$26,451	$33,174	$64,400	$127,208	$86,997	$421,885	$1,081,872
Other non-financial liabilities	863	3,692	276	155	154	1,199	2,466	9,408	8,561	26,774
Equity	–	–	–	–	–	–	–	–	71,612	71,612
Total liabilities and equity	$210,555	$67,445	$48,588	$26,606	$33,328	$65,599	$129,674	$96,405	$502,058	$1,180,258
Off-balance sheet items
Financial guarantees	$736	$2,255	$1,897	$3,199	$1,251	$3,010	$6,403	$79	$56	$18,886
Lease commitments	62	123	184	181	177	661	1,528	2,131	–	5,047
Commitments to extend credit	3,723	5,481	9,783	7,190	12,074	31,384	132,092	18,284	3,220	223,231
Other credit-related commitments	433	791	1,420	1,339	1,158	678	758	306	90,241	97,124
Other commitments	477	63	–	–	–	–	–	–	–	540
Total off-balance sheet items	$5,431	$8,713	$13,284	$11,909	$14,660	$35,733	$140,781	$20,800	$93,517	$344,828

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        First Quarter 2017        43

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2016 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements. For additional details on new regulatory developments that relate to our Capital Management Framework, refer to the Economic, market and regulatory review and outlook section of this Q1 2017 Report to Shareholders.

OSFI expects Canadian banks to currently meet the Basel III “all-in” targets (BCBS January 1, 2019 requirements – minimum ratios plus the capital conservation buffer) for CET1, Tier 1 and Total capital ratios. To ensure consistent implementation similar to that in other countries, effective January 1, 2014, OSFI allowed Canadian banks to phase in the Basel III CVA capital charge over a five-year period ending December 31, 2018. In 2017, the CVA scalars are 72%, 77%, and 81% for CET1, Tier 1 and Total capital respectively, and will reach 100% for each tier of capital by 2019.

We are required to include an additional 1% risk-weighted capital surcharge given our designation as a D-SIB by OSFI in 2013 (along with five other Canadian banks) as referenced in the table below. In addition, effective in the first quarter of 2017, OSFI has implemented the BCBS requirements for a countercyclical capital buffer, which is calculated as the weighted average of the buffers in effect in the jurisdictions to which banks have a credit exposure. As at January 31, 2017, the impact of the countercyclical buffer on our regulatory target requirements was immaterial.

The following table provides a summary of OSFI regulatory target ratios under Basel III:

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at January 31, 2017	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Buffers (1)	Minimum including Capital Buffers	D-SIB Surcharge (2)	Minimum including Capital Buffers and D-SIB surcharge (2)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	11.0%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	12.6%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	14.7%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.4%	✓

(1)	The capital buffers include the capital conservation buffer and the countercyclical capital buffer as prescribed by OSFI.
(2)	Effective January 1, 2016, the D-SIBs surcharge is applicable to risk-weighted capital.

The following tables provide details on our regulatory capital, RWA and capital ratios. Our capital position remained strong and our capital ratios remain well above OSFI regulatory targets:

	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	January 31 2017	October 31 2016	January 31 2016
Capital (1)
CET1 capital	$48,880	$48,181	$45,672
Tier 1 capital	55,959	55,270	51,992
Total capital	65,377	64,950	61,752
Risk-weighted Assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	442,508	447,436	459,929
Tier 1 capital RWA	443,304	448,662	461,286
Total capital RWA	443,940	449,712	462,449

Total capital RWA consisting of: (1)
Credit risk	$362,051	$369,751	$372,125
Market risk	25,095	23,964	37,232
Operational risk	56,794	55,997	53,092
Total capital RWA	$443,940	$449,712	$462,449
Capital ratios and Leverage ratio (1), (3)
CET1 ratio	11.0%	10.8%	9.9%
Tier 1 capital ratio	12.6%	12.3%	11.3%
Total capital ratio	14.7%	14.4%	13.4%
Leverage ratio	4.4%	4.4%	4.0%
Leverage ratio exposure (billions)	$1,260.0	$1,265.1	$1,288.5

(1)	Capital, RWA, and capital ratios are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Requirements Guideline based on the Basel III framework.
(2)	In 2016, the CVA scalars of 64%, 71% and 77% were applied to CET1, Tier 1 and Total Capital, respectively. In fiscal 2017, the CVA scalars are 72%, 77% and 81%, respectively.
(3)	To enhance comparability among other global financial institutions, our transitional CET1, Tier 1, Total capital and leverage ratios as at January 31, 2017 were 11.6%, 12.7%, 14.7%, and 4.5%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

44        Royal Bank of Canada        First Quarter 2017

Q1 2017 vs. Q4 2016

(1)	Represents rounded figures.
(2)	Internal capital generation includes $1.7 billion which represents Net income available to shareholders, less common and preferred shares dividends.
(3)	Impact includes 1.1 million common shares repurchased in the three-months ended January 31, 2017 as well as the expected number of common shares we are obligated to repurchase from the third-party seller under the specific share repurchase program, as noted in the Selected capital management activity section below.

Our CET1 ratio was 11.0%, up 20 bps from last quarter, mainly reflecting internal capital generation and the favourable impact of higher discount rates in determining our pension and other post-employment benefit obligations, partially offset by share repurchases and higher RWA (excluding the impact of foreign exchange translation).

CET1 capital RWA decreased $5 billion, mainly due to the impact of foreign exchange translation, partially offset by RWA growth (excluding the impact of foreign exchange translation) primarily reflecting the impact of new regulatory frameworks.

Our Tier 1 capital ratio of 12.6% was up 30 bps, reflecting the factors noted above under the CET1 ratio.

Our Total capital ratio of 14.7% was up 30 bps, reflecting the factors noted above under the CET1 ratio.

Our Leverage ratio of 4.4% was flat from last quarter, mainly reflecting internal capital generation and the favourable impact of higher discount rates in determining our pension and other post-employment benefit obligations, offset by share repurchases and higher leverage ratio exposures (excluding the impact of foreign exchange translation) primarily in repo-style transactions.

Selected capital management activity

The following table provides our selected capital management activity:

	For the three months ended January 31, 2017
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Issued in connection with share-based compensation plans (1)	1,479	$96
Purchased for cancellation (2), (3)	(11,333)	(137)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	Based on book value.
(3)	Amounts include 10.2 million common shares reflecting the expected number of common shares we are obligated to repurchase under a specific share repurchase program.

Under our normal course issuer bid (NCIB), which was approved by the TSX on May 30, 2016, we are permitted to purchase up to 20 million of our common shares. The NCIB commenced on June 1, 2016 and continues until May 31, 2017 or such earlier date as we complete the repurchase of all shares permitted under the bid. On January 27, 2017, the TSX approved an amendment to our NCIB to permit the repurchase of common shares under specific share repurchase programs. For the three months ended January 31, 2017, the total number of common shares repurchased was approximately 1.1 million. The total cost of the shares repurchased was $102 million, comprised of a book value of $13 million, with an additional $89 million premium paid on repurchase.

On January 27, 2017, we entered into a specific share repurchase program to purchase up to approximately 14.2 million common shares. Any such purchases will be at a discount to the prevailing market price, will take place between February 1, 2017 and March 31, 2017 and will count towards our 20 million common shares NCIB limit. We reduced our common shares outstanding by 10.2 million shares to reflect the expected number of common shares we are obligated to repurchase under this specific share repurchase program.

Royal Bank of Canada        First Quarter 2017        45

Selected share data (1)

	As at January 31, 2017
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding (1)	1,475,540	$17,898		$0.83
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300		0.31
Non-cumulative Series AA	12,000	300		0.28
Non-cumulative Series AB	12,000	300		0.29
Non-cumulative Series AC	8,000	200		0.29
Non-cumulative Series AD	10,000	250		0.28
Non-cumulative Series AE	10,000	250		0.28
Non-cumulative Series AF	8,000	200		0.28
Non-cumulative Series AG	10,000	250		0.28
Non-cumulative Series AJ (3)	13,579	339		0.22
Non-cumulative Series AK (3)	2,421	61		0.15
Non-cumulative Series AL (3)	12,000	300		0.27
Non-cumulative Series AZ (3), (4)	20,000	500		0.25
Non-cumulative Series BB (3), (4)	20,000	500		0.24
Non-cumulative Series BD (3), (4)	24,000	600		0.23
Non-cumulative Series BF (3), (4)	12,000	300		0.23
Non-cumulative Series BH (4)	6,000	150		0.31
Non-cumulative Series BI (4)	6,000	150		0.31
Non-cumulative Series BJ (4)	6,000	150		0.33
Non-cumulative Series BK (3), (4)	29,000	725		0.34
Non-cumulative Series BM (3), (4)	30,000	750		0.34
Non-cumulative Series C-1 (5)	82	107	US$	13.75
Non-cumulative Series C-2 (5)	20	31	US$	16.88
Treasury shares held – preferred	13	–
Treasury shares held – common	(515)	(33)
Stock options
Outstanding	11,382
Exercisable	6,209
Dividends
Common		1,232
Preferred		75

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.
(5)	Represents 3,282,000 and 815,400 depositary shares relating to preferred shares Series C-1 and Series C-2, respectively. Each depositary share represents one-fortieth interest in a share of Series C-1 and Series C-2, respectively.

As at February 17, 2017, the number of outstanding common shares was 1,475,621,816, which includes the reduction of 10.2 million shares related to our obligation to repurchase common shares under a specific share repurchase program. As at February 17, 2017, the number of outstanding stock options and awards was 11,295,121 and the number of Treasury shares – preferred and Treasury shares – common was (2,167) and (344,189), respectively.

NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, preferred shares Series BH, preferred shares Series BI, preferred shares Series BJ, preferred shares Series BK, preferred shares Series BM, subordinated debentures due on July 17, 2024, subordinated debentures due on September 29, 2026, subordinated debentures due on June 4, 2025, subordinated debentures due on January 20, 2026 and subordinated debentures due on January 27, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 2,744 million RBC common shares, in aggregate, which would represent a dilution impact of 65.03% based on the number of RBC common shares outstanding as at January 31, 2017.

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors.

46        Royal Bank of Canada        First Quarter 2017

The following outlines our attributed capital:

	For the three months ended
(Millions of Canadian dollars)	January 31 2017	October 31 2016	January 31 2016
Credit risk	$21,050	$20,500	$20,450
Market risk (trading and non-trading)	3,150	3,000	3,550
Operational risk	5,100	5,000	4,750
Business and fixed asset risk	3,150	3,100	3,100
Insurance risk	600	600	650
Goodwill and other intangibles	15,700	15,750	16,650
Regulatory capital allocation	11,050	8,800	8,500
Attributed capital	$59,800	$56,750	$57,650
Unattributed capital	4,850	6,350	3,800
Average common equity	$64,650	$63,100	$61,450

Q1 2017 vs. Q4 2016

Attributed capital increased $3 billion largely due to higher Regulatory capital allocation, mainly reflecting an increase in the attribution rate, and higher Credit risk reflecting business growth.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Global systemically important banks (G-SIBs) 12 assessment indicators (1)

The BCBS and FSB use 12 indicators in the assessment methodology for determining the systemic importance of large global banks. On November 21, 2016, the FSB issued the list of G-SIBs and RBC was not identified as a G-SIB. The following table provides the 12 indicators used in the G-SIB assessment:

	As at
(Millions of Canadian dollars)	October 31 2016	October 31 2015
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$473,111	$401,488
Cross-jurisdictional liabilities	443,350	273,742
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	1,266,442	1,183,027
Interconnectedness (4)
Intra-financial system assets	127,556	127,856
Intra-financial system liabilities	125,955	142,955
Securities outstanding	324,601	284,360
Substitutability/financial institution infrastructure (5)
Payment activity	40,663,480	37,729,748
Assets under custody	3,798,828	3,419,329
Underwritten transactions in debt and equity markets	196,850	202,055
Complexity (6)
Notional amount of over-the-counter derivatives	11,731,898	12,104,451
Trading and available-for-sale securities	50,280	67,562
Level 3 assets	4,270	5,626

(1)	The G-SIBs indicators are prepared based on the methodology prescribed in BCBS guideline published in July 2013 and instructions and guidelines provided by BCBS and OSFI in January 2014. The indicators are based on regulatory scope of consolidation, which excludes RBC Insurance subsidiaries.
(2)	Represents a bank’s level of interaction outside its domestic jurisdiction.
(3)	Represents the total on- and off- balance sheet exposures of the bank determined as per the Basel III leverage ratio rules before regulatory adjustments.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, available-for-sale securities and level 3 assets.

Q4 2016 vs. Q4 2015

Cross-jurisdictional claims increased $72 billion or 18% and cross-jurisdictional liabilities increased $170 billion or 62%, mainly due to our inclusion of City National and the increase in cross-jurisdictional activity driven by the growth in our balance sheet.

Total exposures as defined for use in the Basel III leverage ratio increased $83 billion or 7%, mainly due to our inclusion of City National and increased exposures in Capital Markets and Canadian Banking.

Payment activity increased $2,934 billion or 8%, mainly due to our inclusion of City National.

Assets under custody increased $379 billion or 11%, mainly due to business growth and capital appreciation reflecting favourable market conditions.

Royal Bank of Canada        First Quarter 2017        47

Additional financial information

Exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $69 million represented less than 0.1% of our total assets as at January 31, 2017, compared to $446 million or less than 0.1% last year. The decrease of $377 million was primarily due to the sale of certain securities.

Commercial mortgage-backed securities

The fair value of our total direct holdings of Canadian and U.S. commercial mortgage-backed securities was $420 million as at January 31, 2017.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2 or 3, in accordance with the fair value hierarchy set out in International Financial Reporting Standards (IFRS) 13, Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2016 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2 or 3:

	As at January 31, 2017
(Millions of Canadian dollars, except percentage amounts)	Fair value	Level 1	Level 2	Level 3	Total
Financial assets
Securities at FVTPL	$142,192	30%	70%	–%	100%
Available-for-sale	67,632	1	95	4	100
Assets purchased under reverse repurchase agreements and securities borrowed	129,509	–	100	–	100
Loans	3,659	–	88	12	100
Derivatives (1)	168,724	1	99	–	100
Financial liabilities
Deposits	$101,498	–%	100%	–%	100%
Obligations related to securities sold short	37,969	50	50	–	100
Obligations related to assets sold under repurchase agreements and securities loaned	110,788	–	100	–	100
Derivatives (1)	167,074	1	98	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

Accounting and control matters

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our audited 2016 Annual Consolidated Financial Statements.

Future changes in accounting policies and disclosures that are not yet effective for us are also described in Note 2 of our audited 2016 Annual Consolidated Financial Statements.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2017, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2017.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our audited 2016 Annual Consolidated Financial Statements.

48        Royal Bank of Canada        First Quarter 2017

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2016 Annual Report, Q1 2017 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	48	115	1
	2	Define risk terminology and measures		49-54, 208-210	–
	3	Top and emerging risks		47-49	–
	4	New regulatory ratios	43	90-93	–
Risk governance, risk management and business model	5	Risk management organization		49-54	–
	6	Risk culture		49-51	–
	7	Risk in the context of our business activities		98	–
	8	Stress testing		51-52, 67	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	43	90-93	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	21-24
	11	Flow statement of the movements in regulatory capital		–	25
	12	Capital strategic planning		89-93	–
	13	RWA by business segments		–	28
	14	Analysis of capital requirement, and related measurement model information		54-58	26-27
	15	RWA credit risk and related risk measurements		–	42-44
	16	Movement of risk-weighted assets by risk type		–	28
	17	Basel back-testing		52,56	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	36	73-75, 78-79	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	37,39	75,78	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	41-42	80-81	–
	21	Sources of funding and funding strategy	37-39	75-77	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	34-35	71-72	–
	23	Decomposition of market risk factors	31-34	66-70	–
	24	Market risk validation and back-testing		67	–
	25	Primary risk management techniques beyond reported risk measures and parameters		66-71	–
Credit risk	26	Bank’s credit risk profile	25-31	54-56, 156-158	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	61-62	110-114	40
	27	Policies for identifying impaired loans		57-58,101, 131-132	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives		60	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk		57	41
Other	31	Other risk types		82-89	–
	32	Publicly known risk events		85-87, 195-196	–

Royal Bank of Canada        First Quarter 2017        49

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016
Assets
Cash and due from banks	$25,363	$14,929

Interest-bearing deposits with banks	22,380	27,851

Securities
Trading	142,192	151,292
Available-for-sale (Note 4)	82,635	84,801
	224,827	236,093

Assets purchased under reverse repurchase agreements and securities borrowed	197,285	186,302

Loans (Note 5)
Retail	370,161	369,470
Wholesale	154,088	154,369
	524,249	523,839
Allowance for loan losses (Note 5)	(2,239)	(2,235)
	522,010	521,604

Segregated fund net assets	1,021	981
Other
Customers’ liability under acceptances	13,959	12,843
Derivatives	97,419	118,944
Premises and equipment, net	2,746	2,836
Goodwill	10,967	11,156
Other intangibles	4,537	4,648
Other assets	39,252	42,071
	168,880	192,498
Total assets	$1,161,766	$1,180,258
Liabilities and equity
Deposits (Note 7)
Personal	$253,106	$250,550
Business and government	481,577	488,007
Bank	22,829	19,032
	757,512	757,589

Segregated fund net liabilities	1,021	981
Other
Acceptances	13,959	12,843
Obligations related to securities sold short	37,969	50,369
Obligations related to assets sold under repurchase agreements and securities loaned	123,474	103,441
Derivatives	95,646	116,550
Insurance claims and policy benefit liabilities	8,785	9,164
Other liabilities	41,762	47,947
	321,595	340,314

Subordinated debentures	9,487	9,762
Total liabilities	1,089,615	1,108,646
Equity attributable to shareholders
Preferred shares	6,713	6,713
Common shares (shares issued – 1,475,025,219 and 1,484,234,375) (Note 10)	17,865	17,859
Retained earnings	42,996	41,519
Other components of equity	3,992	4,926
	71,566	71,017
Non-controlling interests	585	595
Total equity	72,151	71,612
Total liabilities and equity	$1,161,766	$1,180,258

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

50        Royal Bank of Canada        First Quarter 2017

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2017	January 31 2016
Interest income
Loans	$4,581	$4,434
Securities	1,221	1,184
Assets purchased under reverse repurchase agreements and securities borrowed	603	405
Deposits and other	54	33
	6,459	6,056
Interest expense
Deposits and other	1,504	1,293
Other liabilities	565	530
Subordinated debentures	66	37
	2,135	1,860
Net interest income	4,324	4,196
Non-interest income
Insurance premiums, investment and fee income	497	1,159
Trading revenue	263	90
Investment management and custodial fees	1,128	1,054
Mutual fund revenue	745	719
Securities brokerage commissions	399	367
Service charges	438	431
Underwriting and other advisory fees	468	374
Foreign exchange revenue, other than trading	227	182
Card service revenue	236	216
Credit fees	356	263
Net gains on available-for-sale securities (Note 4)	27	52
Share of profit in joint ventures and associates (Note 6)	251	47
Other	187	209
	5,222	5,163
Total revenue	9,546	9,359

Provision for credit losses (Note 5)	294	410

Insurance policyholder benefits, claims and acquisition expense	183	829
Non-interest expense
Human resources (Note 8)	3,263	3,076
Equipment	356	356
Occupancy	399	393
Communications	221	203
Professional fees	255	240
Amortization of other intangibles	252	234
Other	469	458
	5,215	4,960
Income before income taxes	3,854	3,160
Income taxes	827	713
Net income	$3,027	$2,447
Net income attributable to:
Shareholders	$3,015	$2,426
Non-controlling interests	12	21
	$3,027	$2,447
Basic earnings per share (in dollars) (Note 11)	$1.98	$1.59
Diluted earnings per share (in dollars) (Note 11)	1.97	1.58
Dividends per common share (in dollars)	0.83	0.79

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2017        51

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2017	January 31 2016
Net income	$3,027	$2,447
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	(129)	19
Reclassification of net losses (gains) on available-for-sale securities to income	(12)	(35)
	(141)	(16)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(1,462)	3,019
Net foreign currency translation gains (losses) from hedging activities	543	(1,172)
Reclassification of losses (gains) on foreign currency translation to income	(10)	–
	(929)	1,847
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	96	(89)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	37	30
	133	(59)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 8)	597	(454)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(33)	120
	564	(334)
Total other comprehensive income (loss), net of taxes	(373)	1,438
Total comprehensive income	$2,654	$3,885
Total comprehensive income attributable to:
Shareholders	$2,645	$3,859
Non-controlling interests	9	26
	$2,654	$3,885

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2017	January 31 2016
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$(68)	$30
Reclassification of net losses (gains) on available-for-sale securities to income	(4)	(15)
Unrealized foreign currency translation gains (losses)	(2)	4
Net foreign currency translation gains (losses) from hedging activities	183	(417)
Net gains (losses) on derivatives designated as cash flow hedges	36	(32)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	13	11
Remeasurements of employee benefit plans	206	(152)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(13)	43
Total income tax expenses (recoveries)	$351	$(528)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

52        Royal Bank of Canada        First Quarter 2017

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,105	3,201	–	–	(7)	–	–	–	–	4,299	–	4,299
Redemption of trust capital securities	–	–	–	–	–	–	–	–	–	–	(1,200)	(1,200)
Sales of treasury shares	–	–	40	989	–	–	–	–	–	1,029	–	1,029
Purchases of treasury shares	–	–	(39)	(939)	–	–	–	–	–	(978)	–	(978)
Share-based compensation awards	–	–	–	–	(6)	–	–	–	–	(6)	–	(6)
Dividends on common shares	–	–	–	–	(1,175)	–	–	–	–	(1,175)	–	(1,175)
Dividends on preferred shares and other	–	–	–	–	(60)	–	–	–	–	(60)	(46)	(106)
Other	–	–	–	–	201	–	–	–	–	201	(5)	196
Net income	–	–	–	–	2,426	–	–	–	–	2,426	21	2,447
Total other comprehensive income (loss), net of taxes	–	–	–	–	(334)	(16)	1,842	(59)	1,767	1,433	5	1,438
Balance at January 31, 2016	$6,205	$17,774	$(1)	$88	$38,856	$299	$6,269	$(175)	$6,393	$69,315	$573	$69,888
Balance at October 31, 2016	$6,713	$17,939	$–	$(80)	$41,519	$340	$4,685	$(99)	$4,926	$71,017	$595	$71,612
Changes in equity
Issues of share capital	–	96	–	–	–	–	–	–	–	96	–	96
Common shares purchased for cancellation	–	(137)	–	–	(814)	–	–	–	–	(951)	–	(951)
Sales of treasury shares	–	–	21	1,191	–	–	–	–	–	1,212	–	1,212
Purchases of treasury shares	–	–	(21)	(1,144)	–	–	–	–	–	(1,165)	–	(1,165)
Share-based compensation awards	–	–	–	–	(12)	–	–	–	–	(12)	–	(12)
Dividends on common shares	–	–	–	–	(1,232)	–	–	–	–	(1,232)	–	(1,232)
Dividends on preferred shares and other	–	–	–	–	(75)	–	–	–	–	(75)	(17)	(92)
Other	–	–	–	–	31	–	–	–	–	31	(2)	29
Net income	–	–	–	–	3,015	–	–	–	–	3,015	12	3,027
Total other comprehensive income (loss), net of taxes	–	–	–	–	564	(141)	(926)	133	(934)	(370)	(3)	(373)
Balance at January 31, 2017	$6,713	$17,898	$–	$(33)	$42,996	$199	$3,759	$34	$3,992	$71,566	$585	$72,151

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2017        53

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2017	January 31 2016
Cash flows from operating activities
Net income	$3,027	$2,447
Adjustments for non-cash items and others
Provision for credit losses	294	410
Depreciation	162	152
Deferred income taxes	304	91
Amortization and impairment of other intangibles	252	234
Net changes in investments in joint ventures and associates	(250)	(41)
Losses (Gains) on sale of premises and equipment	(7)	1
Losses (Gains) on available-for-sale securities	(46)	(75)
Losses (Gains) on disposition of business	–	8
Impairment of available-for-sale securities	17	24
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(379)	195
Net change in accrued interest receivable and payable	(186)	(221)
Current income taxes	(1,115)	(204)
Derivative assets	21,525	(26,840)
Derivative liabilities	(20,904)	24,066
Trading securities	9,073	(3,364)
Loans, net of securitizations	(415)	(13,956)
Assets purchased under reverse repurchase agreements and securities borrowed	(10,983)	(21,310)
Deposits, net of securitizations	(77)	30,099
Obligations related to assets sold under repurchase agreements and securities loaned	20,033	16,022
Obligations related to securities sold short	(12,400)	4,273
Brokers and dealers receivable and payable	5	616
Other	(554)	(6,512)
Net cash from (used in) operating activities	7,376	6,115
Cash flows from investing activities
Change in interest-bearing deposits with banks	5,471	833
Proceeds from sale of available-for-sale securities	2,234	2,625
Proceeds from maturity of available-for-sale securities	11,021	6,658
Purchases of available-for-sale securities	(13,753)	(9,493)
Proceeds from maturity of held-to-maturity securities	297	978
Purchases of held-to-maturity securities	(573)	(548)
Net acquisitions of premises and equipment and other intangibles	(257)	(407)
Cash used in acquisitions	–	(2,964)
Net cash from (used in) investing activities	4,440	(2,318)
Cash flows from financing activities
Redemption of trust capital securities	–	(1,200)
Issue of subordinated debentures	–	3,606
Repayment of subordinated debentures	–	(1,500)
Issue of common shares	96	86
Common shares purchased for cancellation	(102)	–
Issue of preferred shares	–	725
Sales of treasury shares	1,212	1,029
Purchases of treasury shares	(1,165)	(978)
Dividends paid	(1,309)	(1,195)
Issuance costs	–	(7)
Dividends/distributions paid to non-controlling interests	(17)	(46)
Change in short-term borrowings of subsidiaries	(5)	2
Net cash from (used in) financing activities	(1,290)	522
Effect of exchange rate changes on cash and due from banks	(92)	279
Net change in cash and due from banks	10,434	4,598
Cash and due from banks at beginning of period (1)	14,929	12,452
Cash and due from banks at end of period (1)	$25,363	$17,050
Cash flows from operating activities include:
Amount of interest paid	$2,074	$1,818
Amount of interest received	6,043	5,710
Amount of dividend received	592	424
Amount of income taxes paid	2,002	212

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $1.7 billion as at January 31, 2017 (October 31, 2016 – $3.3 billion; January 31, 2016 – $2.2 billion; October 31, 2015 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

54        Royal Bank of Canada        First Quarter 2017

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2016 Annual Consolidated Financial Statements and the accompanying notes included on pages 116 to 205 in our 2016 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On February 23, 2017, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

These Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2016 Annual Consolidated Financial Statements. Our significant accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2016 Annual Consolidated Financial Statements.

Note 3 Fair value of financial instruments

Carrying value and fair value of financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2016 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2017
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$13,365	$–	$9,015	$9,015	$22,380	$22,380
Securities
Trading	132,397	9,795	–	–	–	142,192	142,192
Available-for-sale (1)	–	–	67,717	14,918	14,899	82,635	82,616
	132,397	9,795	67,717	14,918	14,899	224,827	224,808
Assets purchased under reverse repurchase agreements and securities borrowed	–	129,509	–	67,776	67,599	197,285	197,108
Loans
Retail	90	–	–	368,834	368,036	368,924	368,126
Wholesale	1,534	2,035	–	149,517	149,189	153,086	152,758
	1,624	2,035	–	518,351	517,225	522,010	520,884
Other
Derivatives	97,419	–	–	–	–	97,419	97,419
Other assets (2)	–	971	–	42,895	42,895	43,866	43,866
Financial liabilities
Deposits
Personal	$150	$14,152		$238,804	$238,960	$253,106	$253,262
Business and government (3)	–	82,720		398,857	400,256	481,577	482,976
Bank (4)	–	4,476		18,353	18,359	22,829	22,835
	150	101,348		656,014	657,575	757,512	759,073
Other
Obligations related to securities sold short	37,969	–		–	–	37,969	37,969
Obligations related to assets sold under repurchase agreements and securities loaned	–	110,788		12,686	12,689	123,474	123,477
Derivatives	95,646	–		–	–	95,646	95,646
Other liabilities (5)	161	3		42,911	42,880	43,075	43,044
Subordinated debentures	–	117		9,370	9,604	9,487	9,721

Royal Bank of Canada        First Quarter 2017        55

	As at October 31, 2016
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$15,967	$–	$11,884	$11,884	$27,851	$27,851
Securities
Trading	141,265	10,027	–	–	–	151,292	151,292
Available-for-sale (1)	–	–	69,922	14,879	15,207	84,801	85,129
	141,265	10,027	69,922	14,879	15,207	236,093	236,421
Assets purchased under reverse repurchase agreements and securities borrowed	–	121,692	–	64,610	64,498	186,302	186,190
Loans
Retail	71	–	–	368,145	369,012	368,216	369,083
Wholesale	1,437	904	–	151,047	150,720	153,388	153,061
	1,508	904	–	519,192	519,732	521,604	522,144
Other
Derivatives	118,944	–	–	–	–	118,944	118,944
Other assets (2)	–	894	–	43,981	43,979	44,875	44,873
Financial liabilities
Deposits
Personal	$113	$15,142		$235,295	$235,490	$250,550	$250,745
Business and government (3)	–	82,871		405,136	406,881	488,007	489,752
Bank (4)	–	730		18,302	18,312	19,032	19,042
	113	98,743		658,733	660,683	757,589	759,539
Other
Obligations related to securities sold short	50,369	–		–	–	50,369	50,369
Obligations related to assets sold under repurchase agreements and securities loaned	–	88,863		14,578	14,583	103,441	103,446
Derivatives	116,550	–		–	–	116,550	116,550
Other liabilities (5)	282	10		43,865	43,838	44,157	44,130
Subordinated debentures	–	131		9,631	9,700	9,762	9,831

(1)	Available-for-sale (AFS) securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(3)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(4)	Bank deposits refer to deposits from regulated deposit-taking institutions.
(5)	Includes Acceptances and financial instruments recognized in Other liabilities.

56        Royal Bank of Canada        First Quarter 2017

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	January 31, 2017							October 31, 2016
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest-bearing deposits with banks	$–	$13,365	$–	$13,365	$		$13,365	$–	$15,967	$–	$15,967	$		$15,967
Securities
Trading
Canadian government debt (1)
Federal	11,683	8,616	–	20,299			20,299	13,072	10,214	–	23,286			23,286
Provincial and municipal	–	10,573	–	10,573			10,573	–	11,928	–	11,928			11,928
U.S. state, municipal and agencies debt (1)	2,783	48,748	1	51,532			51,532	3,358	37,002	1	40,361			40,361
Other OECD government debt (2)	768	6,366	–	7,134			7,134	1,390	5,530	–	6,920			6,920
Mortgage-backed securities (1)	–	1,655	–	1,655			1,655	–	1,457	–	1,457			1,457
Asset-backed securities
CDO (3)	–	–	–	–			–	–	–	–	–			–
Non-CDO securities	–	629	4	633			633	–	557	4	561			561
Corporate debt and other debt	128	20,152	71	20,351			20,351	25	20,630	62	20,717			20,717
Equities	26,780	2,874	361	30,015			30,015	43,155	2,531	376	46,062			46,062
	42,142	99,613	437	142,192			142,192	61,000	89,849	443	151,292			151,292
Available-for-sale (4)
Canadian government debt (1)
Federal	1	393	–	394			394	44	378	–	422			422
Provincial and municipal	–	2,210	–	2,210			2,210	–	2,364	–	2,364			2,364
U.S. state, municipal and agencies debt (1)	60	24,962	719	25,741			25,741	1	24,668	747	25,416			25,416
Other OECD government debt	485	9,957	–	10,442			10,442	3,416	10,484	–	13,900			13,900
Mortgage-backed securities (1)	–	456	–	456			456	–	395	–	395			395
Asset-backed securities
CDO	–	2,350	–	2,350			2,350	–	1,630	–	1,630			1,630
Non-CDO securities	–	2,499	202	2,701			2,701	–	1,886	217	2,103			2,103
Corporate debt and other debt	–	20,939	894	21,833			21,833	–	21,110	956	22,066			22,066
Equities	388	320	716	1,424			1,424	376	331	756	1,463			1,463
Loan substitute securities	56	25	–	81			81	49	25	–	74			74
	990	64,111	2,531	67,632			67,632	3,886	63,271	2,676	69,833			69,833
Assets purchased under reverse repurchase agreements and securities borrowed	–	129,509	–	129,509			129,509	–	121,692	–	121,692			121,692
Loans	–	3,217	442	3,659			3,659	–	2,083	329	2,412			2,412
Other
Derivatives
Interest rate contracts	7	116,203	430	116,640			116,640	3	153,216	555	153,774			153,774
Foreign exchange contracts	–	46,732	34	46,766			46,766	–	56,752	26	56,778			56,778
Credit derivatives	–	69	–	69			69	–	191	–	191			191
Other contracts	2,515	3,773	104	6,392			6,392	2,855	3,613	307	6,775			6,775
Valuation adjustments	–	(1,139)	(4)	(1,143)			(1,143)	–	(1,429)	(3)	(1,432)			(1,432)
Total gross derivatives	2,522	165,638	564	168,724			168,724	2,858	212,343	885	216,086			216,086
Netting adjustments						(71,305)	(71,305)						(97,142)	(97,142)
Total derivatives							97,419							118,944
Other assets	844	127	–	971			971	762	132	–	894			894
	$46,498	$475,580	$3,974	$526,052		$(71,305)	$454,747	$68,506	$505,337	$4,333	$578,176		$(97,142)	$481,034
Financial liabilities
Deposits
Personal	$–	$13,938	$364	$14,302	$		$14,302	$–	$14,830	$425	$15,255	$		$15,255
Business and government	–	82,718	2	82,720			82,720	–	82,869	2	82,871			82,871
Bank	–	4,476	–	4,476			4,476	–	730	–	730			730
Other
Obligations related to securities sold short	19,173	18,796	–	37,969			37,969	32,672	17,696	1	50,369			50,369
Obligations related to assets sold under repurchase agreements and securities loaned	–	110,788	–	110,788			110,788	–	88,863	–	88,863			88,863
Derivatives
Interest rate contracts	–	110,079	837	110,916			110,916	–	145,055	1,003	146,058			146,058
Foreign exchange contracts	–	48,145	18	48,163			48,163	–	57,438	41	57,479			57,479
Credit derivatives	–	158	–	158			158	–	263	–	263			263
Other contracts	2,486	5,042	344	7,872			7,872	3,135	5,543	429	9,107			9,107
Valuation adjustments	–	(42)	7	(35)			(35)	–	(133)	7	(126)			(126)
Total gross derivatives	2,486	163,382	1,206	167,074			167,074	3,135	208,166	1,480	212,781			212,781
Netting adjustments						(71,428)	(71,428)						(96,231)	(96,231)
Total derivatives							95,646							116,550
Other liabilities	76	2	86	164			164	124	80	88	292			292
Subordinated debentures	–	117	–	117			117	–	131	–	131			131
	$21,735	$394,217	$1,658	$417,610		$(71,428)	$346,182	$35,931	$413,365	$1,996	$451,292		$(96,231)	$355,061

(1)	As at January 31, 2017, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $29,274 million and $10 million (October 31, 2016 –$14,987 million and $10 million), respectively, and in all fair value levels of AFS securities were $13,058 million and $410 million (October 31, 2016 – $13,212 million and $346 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDO stands for collateralized debt obligations.
(4)	Excludes $85 million of available-for-sale securities (October 31, 2016 – $89 million) that are carried at cost.

Royal Bank of Canada        First Quarter 2017        57

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

During the three months ended January 31, 2017, there were no significant changes made to the valuation techniques, sensitivities to, and interrelationships between unobservable inputs used in the determination of fair value of Level 3 financial instruments. During the three months ended January 31, 2017, changes in the ranges and weighted averages of unobservable inputs did not have a significant impact on the unrealized gains (losses) included in earnings for Level 3 financial instruments. Refer to Note 3 of our audited 2016 Annual Consolidated Financial Statements for quantitative information about fair value measurements using significant unobservable inputs.

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended January 31, 2017
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$–	$–	$–	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	1	–	–	–	–	–	–	1	–
Mortgage-backed securities	–	–	–	–	–	–	–	–	–
Asset-backed securities
CDO	–	–	–	–	–	–	–	–	–
Non-CDO securities	4	–	–	–	–	–	–	4	–
Corporate debt and other debt	62	(1)	–	19	(19)	20	(10)	71	–
Equities	376	(18)	(11)	38	(35)	12	(1)	361	(19)
	443	(19)	(11)	57	(54)	32	(11)	437	(19)
Available-for-sale
U.S. state, municipal and agencies debt	747	(3)	(10)	–	(15)	–	–	719	n.a.
Asset-backed securities
Non-CDO securities	217	–	6	–	(21)	–	–	202	n.a.
Corporate debt and other debt	956	–	(29)	3	(30)	–	(6)	894	n.a.
Equities	756	12	(12)	9	(49)	–	–	716	n.a.
	2,676	9	(45)	12	(115)	–	(6)	2,531	n.a.
Loans	329	(1)	(4)	119	(1)	–	–	442	(1)
Other
Net derivative balances (3)
Interest rate contracts	(448)	9	–	26	–	3	3	(407)	13
Foreign exchange contracts	(15)	31	–	–	(1)	2	(1)	16	31
Credit derivatives	–	–	–	–	–	–	–	–	–
Other contracts	(122)	(4)	4	(18)	8	(22)	(86)	(240)	(10)
Valuation adjustments	(10)	–	–	–	(1)	–	–	(11)	–
Other assets	–	–	–	–	–	–	–	–	–
	$2,853	$25	$(56)	$196	$(164)	$15	$(101)	$2,768	$14
Liabilities
Deposits
Personal	$(425)	$(13)	$7	$(61)	$29	$(68)	$167	$(364)	$(6)
Business and government	(2)	–	–	–	–	–	–	(2)	–
Other
Obligations related to securities sold short	(1)	–	–	–	1	–	–	–	–
Other liabilities	(88)	(1)	3	–	–	–	–	(86)	–
	$(516)	$(14)	$10	$(61)	$30	$(68)	$167	$(452)	$(6)

58        Royal Bank of Canada        First Quarter 2017

Note 3 Fair value of financial instruments (continued)

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Fair value at beginning of period	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Changes in unrealized gains (losses) included in earnings for assets and liabilities for positions still held
Assets
Securities
Trading
Canadian government debt
Provincial and municipal	$5	$–	$–	$–	$–	$–	$–	$5	$–
U.S. state, municipal and agencies debt	16	–	1	–	(6)	–	–	11	–
Mortgage-backed securities	15	–	1	8	–	–	–	24	–
Asset-backed securities
CDO	5	–	–	–	(5)	1	–	1	–
Non-CDO securities	23	(2)	2	18	(21)	–	–	20	(3)
Corporate debt and other debt	191	(1)	7	32	(63)	140	(9)	297	–
Equities	123	(5)	20	246	(9)	3	–	378	(5)
	378	(8)	31	304	(104)	144	(9)	736	(8)
Available-for-sale
U.S. state, municipal and agencies debt	797	–	39	93	(98)	–	–	831	n.a.
Asset-backed securities
Non-CDO securities	197	–	6	7	5	–	–	215	n.a.
Corporate debt and other debt	1,757	–	114	772	(712)	13	(2)	1,942	n.a.
Equities	987	31	16	42	(79)	–	–	997	n.a.
	3,738	31	175	914	(884)	13	(2)	3,985	n.a.
Loans	472	8	31	–	(60)	–	–	451	8
Other
Net derivative balances (3)
Interest rate contracts	(446)	(28)	–	20	(15)	–	(2)	(471)	(29)
Foreign exchange contracts	58	1	–	–	–	1	(5)	55	1
Credit derivatives	(1)	(1)	–	–	–	–	–	(2)	–
Other contracts	(313)	(90)	(22)	(40)	122	(15)	24	(334)	(22)
Valuation adjustments	(47)	–	(1)	–	2	–	–	(46)	–
Other assets	–	–	–	2	–	–	–	2	–
	$3,839	$(87)	$214	$1,200	$(939)	$143	$6	$4,376	$(50)
Liabilities
Deposits
Personal	$(389)	$37	$(11)	$(82)	$11	$(108)	$141	$(401)	$32
Business and government	(8)	–	–	–	8	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(47)	(24)	(10)	(92)	11	–	–	(162)	(23)
	$(444)	$13	$(21)	$(174)	$30	$(108)	$141	$(563)	$9

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities recognized in OCI were $21 million for the three months ended January 31, 2017 (January 31, 2016 – losses of $41 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2017 included derivative assets of $564 million (January 31, 2016 – $918 million) and derivative liabilities of $1,206 million (January 31, 2016 – $1,716 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).

During the three months ended January 31, 2017, transfers out of Level 1 to Level 2 included Trading U.S. state, municipal and agencies debt and Obligations related to securities sold short of $401 million and $181 million, respectively.

Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.

Royal Bank of Canada        First Quarter 2017        59

For the three months ended January 31, 2017, transfers of over-the-counter (OTC) equity options in Other contracts were due to changes in the market observability of inputs, and transfers relating to Personal deposits were due to changes in the significance of unobservable inputs to their fair values.

During the three months ended January 31, 2017, significant transfers out of Level 3 to Level 2 in Other contracts included $49 million (net assets) of OTC equity options, comprised of $154 million of derivative-related assets and $105 million of derivative related liabilities. In addition, significant transfers out of Level 3 to Level 2 included $167 million of Personal deposits.

During the three months ended January 31, 2017, significant transfers out of Level 2 to Level 3 included $68 million of Personal deposits.

Positive and negative fair value movements of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.

The following table summarizes the impacts to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would simultaneously be realized.

	As at
	January 31, 2017			October 31, 2016
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$1	$–	$–
Asset-backed securities	4	–	–	4	–	–
Corporate debt and other debt	71	1	(1)	62	1	(1)
Equities	361	–	–	376	–	–
Available-for-sale
U.S. state, municipal and agencies debt	719	13	(28)	747	14	(31)
Asset-backed securities	202	13	(19)	217	13	(19)
Corporate debt and other debt	894	7	(7)	956	8	(8)
Equities	716	75	(13)	756	74	(13)
Loans	442	8	(11)	329	9	(10)
Derivatives	564	21	(20)	885	17	(16)
	$3,974	$138	$(99)	$4,333	$136	$(98)
Deposits	$(366)	$9	$(9)	$(427)	$13	$(13)
Derivatives	(1,206)	32	(46)	(1,480)	33	(53)
Other
Securities sold short and other liabilities	(86)	–	–	(89)	–	–
	$(1,658)	$41	$(55)	$(1,996)	$46	$(66)

60        Royal Bank of Canada        First Quarter 2017

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	January 31, 2017				October 31, 2016
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$395	$1	$(2)	$394	$418	$4	$–	$422
Provincial and municipal	2,223	2	(15)	2,210	2,344	22	(2)	2,364
U.S. state, municipal and agencies debt (3)	25,921	56	(236)	25,741	25,489	57	(130)	25,416
Other OECD government debt	10,437	23	(18)	10,442	13,875	35	(10)	13,900
Mortgage-backed securities	453	4	(1)	456	392	5	(2)	395
Asset-backed securities
CDO	2,347	4	(1)	2,350	1,628	2	–	1,630
Non-CDO securities	2,740	6	(45)	2,701	2,158	5	(60)	2,103
Corporate debt and other debt	21,834	59	(60)	21,833	22,015	89	(38)	22,066
Equities	1,248	269	(8)	1,509	1,291	273	(12)	1,552
Loan substitute securities	70	11	–	81	70	4	–	74
	$67,668	$435	$(386)	$67,717	$69,680	$496	$(254)	$69,922

(1)	Excludes $14,918 million of held-to-maturity securities as at January 31, 2017 (October 31, 2016 – $14,879 million) that are carried at amortized cost.
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $411 million, $nil, $1 million and $410 million, respectively as at January 31, 2017 (October 31, 2016 – $346 million, $1 million, $1 million and $346 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, MBS and asset-backed securities issued by U.S. government agencies.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at January 31, 2017, our gross unrealized losses on AFS securities were $386 million (October 31, 2016 – $254 million). We believe that there is no objective evidence of impairment on our AFS securities that are in an unrealized loss position as at January 31, 2017.

Net gains and losses on available-for-sale securities (1)

	For the three months ended
(Millions of Canadian dollars)	January 31 2017	January 31 2016
Realized gains	$48	$73
Realized losses	(4)	(1)
Impairment losses	(17)	(20)
	$27	$52

(1)	The following related to our insurance operations are excluded from Net gains on AFS securities and included in Insurance premiums, investment and fee income in the Consolidated Statements of Income for the three months ended January 31, 2017: Realized gains of $2 million (January 31, 2016 – $3 million) and no impairment losses (January 31, 2016 – $4 million). There were no realized losses for the three months ended January 31, 2017 and January 31, 2016.

During the three months ended January 31, 2017, $27 million of net gains were recognized in Non-interest income as compared to $52 million for the three months ended January 31, 2016. The current quarter reflects net realized gains of $44 million mainly comprised of distributions from, and gains on sales of certain Equities and Other OECD government debt. Also included in the net gains are $17 million of impairment losses primarily on certain Equities and U.S. state, municipal and agencies debt.

Held-to-maturity securities

Held-to-maturity securities measured at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. We believe that there is no objective evidence of impairment on our held-to-maturity securities as at January 31, 2017.

Royal Bank of Canada        First Quarter 2017        61

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended January 31, 2017
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$273	$6	$(13)	$2	$(5)	$(5)	$258
Personal	529	109	(138)	29	(3)	–	526
Credit cards	386	110	(141)	32	–	–	387
Small business	65	7	(9)	3	(1)	–	65
	1,253	232	(301)	66	(9)	(5)	1,236
Wholesale
Business	979	62	(35)	32	(21)	(16)	1,001
Bank	–	–	–	–	–	–	–
	979	62	(35)	32	(21)	(16)	1,001
Acquired credit-impaired loans	3	–	–	–	–	(1)	2
Total allowance for loan losses	2,235	294	(336)	98	(30)	(22)	2,239
Allowance for off-balance sheet and other items (1)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,326	$294	$(336)	$98	$(30)	$(22)	$2,330
Individually assessed	$365	$26	$(10)	$26	$(17)	$(13)	$377
Collectively assessed	1,961	268	(326)	72	(13)	(9)	1,953
Total allowance for credit losses	$2,326	$294	$(336)	$98	$(30)	$(22)	$2,330

	For the three months ended October 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$258	$28	$(11)	$1	$(6)	$3	$273
Personal	521	118	(142)	30	(5)	7	529
Credit cards	385	107	(139)	31	–	2	386
Small business	65	9	(11)	3	(1)	–	65
	1,229	262	(303)	65	(12)	12	1,253
Wholesale
Business	938	99	(51)	8	(19)	4	979
Bank	2	(3)	–	–	–	1	–
	940	96	(51)	8	(19)	5	979
Acquired credit-impaired loans	8	–	–	–	–	(5)	3
Total allowance for loan losses	2,177	358	(354)	73	(31)	12	2,235
Allowance for off-balance sheet and other items (1)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,268	$358	$(354)	$73	$(31)	$12	$2,326
Individually assessed	$322	$55	$(21)	$6	$(18)	$21	$365
Collectively assessed	1,946	303	(333)	67	(13)	(9)	1,961
Total allowance for credit losses	$2,268	$358	$(354)	$73	$(31)	$12	$2,326

62        Royal Bank of Canada        First Quarter 2017

Note 5 Allowance for credit losses and impaired loans (continued)

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$242	$28	$(10)	$–	$(6)	$12	$266
Personal	530	118	(130)	26	(3)	7	548
Credit cards	386	104	(132)	28	–	–	386
Small business	64	8	(10)	3	(1)	–	64
	1,222	258	(282)	57	(10)	19	1,264
Wholesale
Business	805	150	(65)	6	(10)	15	901
Bank	2	–	–	–	–	–	2
	807	150	(65)	6	(10)	15	903
Acquired credit-impaired loans	–	2	–	–	–	–	2
Total allowance for loan losses	2,029	410	(347)	63	(20)	34	2,169
Allowance for off-balance sheet and other items (1)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260
Individually assessed	$252	$122	$(43)	$4	$(9)	$14	$340
Collectively assessed	1,868	288	(304)	59	(11)	20	1,920
Total allowance for credit losses	$2,120	$410	$(347)	$63	$(20)	$34	$2,260

(1)	The allowance for off-balance sheet and other items is reported separately in Other liabilities – Provisions.

Loans past due but not impaired

	As at
	January 31, 2017				October 31, 2016
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,311	$1,361	$362	$5,034	$3,450	$1,296	$337	$5,083
Wholesale	1,193	470	2	1,665	848	372	–	1,220
	$4,504	$1,831	$364	$6,699	$4,298	$1,668	$337	$6,303

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016
Retail (2)	$16	$16
Wholesale (2)
Business	1,919	2,130
Bank	–	2
Acquired credit-impaired loans	348	418
Total	$2,283	$2,566

(1)	Average balance of gross individually assessed impaired loans for the three months ended January 31, 2017 was $2,424 million (October 31, 2016 – $2,487 million).
(2)	Excludes acquired credit-impaired (ACI) loans.

Acquired Credit-Impaired Loans

ACI loans resulting from the acquisition of City National include Retail, Wholesale and Federal Deposit Insurance Corporation (FDIC) covered loans. The following table provides further details of our ACI loans.

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016
City National
Unpaid principal balance (1)	$337	$409
Credit related fair value adjustments	(8)	(12)
Interest rate and other related premium/(discount)	19	21
Carrying value	348	418
Individually assessed allowance	(2)	(3)
Carrying value net of related allowance	$346	$415

(1)	Represents contractual amount owed net of write-offs since the acquisition of the loan.

FDIC Covered Loans

FDIC covered loans are loans that, as at the reporting date, are subject to loss-share agreements with the FDIC under which the FDIC reimburses us for 80% of the net losses incurred on the underlying loan portfolio. As at January 31, 2017, the balance of FDIC covered loans recorded in Loans on the Consolidated Balance Sheet was $8 million (October 31, 2016 – $374 million). The decrease in FDIC covered loans during the quarter was primarily due to the expiry of certain loss-share agreements and loan repayments. As at January 31, 2017, the balances for indemnification assets and clawback liabilities were $nil and $25 million (October 31, 2016 –$2 million and $26 million), respectively.

Royal Bank of Canada        First Quarter 2017        63

Note 6 Joint ventures

On December 21, 2016, Moneris Solutions Corporation (Moneris) completed the sale of its U.S. operations to Vantiv, Inc. for $576 million (US$430 million). We have a 50% interest in Moneris and account for our interest as a joint venture. During the first quarter, our share of the gain recognized by Moneris is $212 million (before- and after-tax), and is presented in Non-interest income – Share of profit in joint ventures and associates.

Note 7 Deposits

The following table details our deposit liabilities.

	As at
	January 31, 2017				October 31, 2016
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$130,577	$46,887	$75,642	$253,106	$128,206	$46,096	$76,248	$250,550
Business and government	219,649	9,239	252,689	481,577	221,506	10,740	255,761	488,007
Bank	8,001	5	14,823	22,829	8,533	49	10,450	19,032
	$358,227	$56,131	$343,154	$757,512	$358,245	$56,885	$342,459	$757,589
Non-interest-bearing (4)
Canada	$80,081	$4,950	$–	$85,031	$78,692	$4,686	$–	$83,378
United States	31,332	112	–	31,444	34,172	93	–	34,265
Europe (5)	566	–	–	566	1,009	–	–	1,009
Other International	6,292	5	–	6,297	5,753	4	–	5,757
Interest-bearing (4)
Canada	204,986	15,283	268,881	489,150	200,911	14,979	272,999	488,889
United States	931	31,096	43,914	75,941	999	32,388	41,427	74,814
Europe (5)	30,478	1,222	20,228	51,928	32,864	1,108	17,966	51,938
Other International	3,561	3,463	10,131	17,155	3,845	3,627	10,067	17,539
	$358,227	$56,131	$343,154	$757,512	$358,245	$56,885	$342,459	$757,589

(1)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2017, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $264 billion, $16 billion, $34 billion and $30 billion, respectively (October 31, 2016 – $264 billion, $16 billion, $37 billion and $29 billion).
(5)	Europe includes the United Kingdom, Luxembourg and the Channel Islands.

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	January 31 2017	October 31 2016
Within 1 year:
less than 3 months	$74,034	$72,346
3 to 6 months	27,402	40,487
6 to 12 months	64,739	51,608
1 to 2 years	56,551	50,676
2 to 3 years	32,544	39,499
3 to 4 years	34,251	31,482
4 to 5 years	23,965	29,854
Over 5 years	29,668	26,507
	$343,154	$342,459
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$310,000	$309,000

64        Royal Bank of Canada        First Quarter 2017

Note 8 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2017	January 31 2016	January 31 2017	January 31 2016
Current service costs	$95	$78	$10	$9
Past service costs	(2)	–	–	–
Net interest expense (income)	11	(1)	17	18
Remeasurements of other long term benefits	–	–	(4)	4
Administrative expense	3	3	–	–
Defined benefit pension expense	$107	$80	$23	$31
Defined contribution pension expense	47	52	–	–
	$154	$132	$23	$31

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2017	January 31 2016	January 31 2017	January 31 2016
Actuarial (gains) losses:
Changes in financial assumptions	$(765)	$358	$(92)	$61
Experience adjustments	–	–	(2)	(1)
Return on plan assets (excluding interest based on discount rate)	56	188	–	–
	$(709)	$546	$(94)	$60

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 9 Income taxes

Tax examinations and assessments

During the first quarter, the Canada Revenue Agency (CRA) reassessed Royal Bank of Canada approximately $209 million of additional income tax and interest by denying the tax deductibility of certain dividends received from Canadian corporations in 2011 on the basis that they were part of a “dividend rental arrangement”. It is possible that the CRA will reassess us for significant additional income tax for subsequent years on the same basis. We are confident that our tax filing position was appropriate and intend to defend ourselves vigorously. Amendments were introduced in the 2015 Canadian Federal Budget to disallow deduction of these dividends from similar arrangements with prospective application effective May 1, 2017.

Note 10 Significant capital and funding transactions

Common shares issued (1)

	For the three months ended
	January 31, 2017		January 31, 2016
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (2)	1,479	$96	1,589	$86
Issued in connection with the acquisition of City National	–	–	41,619	3,115
Purchased for cancellation (3)	(11,333)	(137)	–	–
	(9,854)	$(41)	43,208	$3,201

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2017 and January 31, 2016, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three months ended January 31, 2017, we purchased for cancellation common shares at a total fair value of $102 million (average cost of $90.21 per share), with a book value of $13 million (book value of $12.09 per share). We also reduced our common shares outstanding by 10.2 million shares to reflect the expected number of common shares we are obligated to repurchase under the specific share repurchase program as described in the Capital Management section of Management’s Discussion and Analysis. During the three months ended January 31, 2016, we did not purchase any common shares for cancellation.

Royal Bank of Canada        First Quarter 2017        65

Note 11 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2017	October 31 2016	January 31 2016
Basic earnings per share
Net Income	$3,027	$2,543	$2,447
Preferred share dividends	(75)	(75)	(60)
Net income attributable to non-controlling interest	(12)	(10)	(21)
Net income available to common shareholders	2,940	2,458	2,366
Weighted average number of common shares (in thousands)	1,484,262	1,483,869	1,486,560
Basic earnings per share (in dollars)	$1.98	$1.66	$1.59
Diluted earnings per share
Net income available to common shareholders	$2,940	$2,458	$2,366
Dilutive impact of exchangeable shares	4	4	4
Net income available to common shareholders including dilutive impact of exchangeable shares	2,944	2,462	2,370
Weighted average number of common shares (in thousands)	1,484,262	1,483,869	1,486,560
Stock options (1)	3,778	3,334	3,384
Issuable under other share-based compensation plans	739	737	718
Exchangeable shares (2)	3,571	3,932	4,373
Average number of diluted common shares (in thousands)	1,492,350	1,491,872	1,495,035
Diluted earnings per share (in dollars)	$1.97	$1.65	$1.58

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2017, an average of 191,171 outstanding options with an average exercise price of $90.23 were excluded from the calculation of diluted earnings per share. For the three months ended October 31, 2016, no outstanding options were excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2016, an average of 2,096,192 outstanding options with an average exercise price of $77.21 were excluded from the calculation of diluted earnings per share.
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Legal and regulatory matters

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, we are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current accruals could be material to our results of operations in any particular period.

Our significant legal proceedings and regulatory matters include the matters disclosed in our audited 2016 Annual Consolidated Financial Statements as updated below:

LIBOR regulatory investigations and litigation

On December 20, 2016, the U.S. District Court for the Southern District of New York (District Court) dismissed a substantial portion of the consolidated LIBOR class action on jurisdictional grounds and lack of standing.

Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas) proceedings

On January 12, 2017, the French court acquitted all parties, including RBC Bahamas. The French prosecutor’s office has appealed.

Wisconsin school districts litigation

In December 2016, this lawsuit was settled for an amount that was not material.

66        Royal Bank of Canada        First Quarter 2017

Note 13 Results by business segment

The following tables present operating result information for our business segments.

	For the three months ended January 31, 2017
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,649	$541	$–	$237	$947	$(50)	$4,324
Non-interest income	1,381	1,890	497	394	1,124	(64)	5,222
Total revenue	4,030	2,431	497	631	2,071	(114)	9,546
Provision for credit losses	249	13	–	–	32	–	294
Insurance policyholder benefits, claims and acquisition expense	–	–	183	–	–	–	183
Non-interest expense	1,723	1,855	140	350	1,125	22	5,215
Net income (loss) before income taxes	2,058	563	174	281	914	(136)	3,854
Income taxes (recoveries)	466	133	40	67	252	(131)	827
Net income	$1,592	$430	$134	$214	$662	$(5)	$3,027
Non-interest expense includes:
Depreciation and amortization	$98	$114	$4	$13	$5	$180	$414
Restructuring provisions	–	–	–	–	–	–	–

	For the three months ended January 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (1)	Insurance	Investor & Treasury Services	Capital Markets (2)	Corporate Support (2)	Total
Net interest income (3), (4)	$2,572	$469	$–	$226	$1,062	$(133)	$4,196
Non-interest income	1,111	1,618	1,159	324	918	33	5,163
Total revenue	3,683	2,087	1,159	550	1,980	(100)	9,359
Provision for credit losses	284	5	–	–	120	1	410
Insurance policyholder benefits, claims and acquisition expense	–	–	829	–	–	–	829
Non-interest expense	1,676	1,678	160	361	1,075	10	4,960
Net income (loss) before income taxes	1,723	404	170	189	785	(111)	3,160
Income taxes (recoveries)	433	101	39	46	215	(121)	713
Net income	$1,290	$303	$131	$143	$570	$10	$2,447
Non-interest expense includes:
Depreciation and amortization	$82	$106	$4	$13	$7	$174	$386
Restructuring provisions	–	8	–	–	–	–	8

(1)	In the first quarter of 2016, we changed the organizational structure of our Wealth Management operations resulting in a new operating segment U.S. Wealth Management (including City National) representing our legacy U.S. Wealth Management operations and City National. This new operating segment is combined with our other Wealth Management operations as a single reportable segment because they have comparable products, regulatory frameworks, processes, customers and distribution channels, and show similar economic characteristics (such as pre–tax margin).
(2)	Taxable equivalent basis.
(3)	Inter–segment revenue and share of profits in joint ventures and associates are not material.
(4)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.

The following tables present total assets and total liabilities for our business segments.

	As at January 31, 2017
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total
Total assets	$414,333	$86,436	$13,663	$131,626	$486,540	$29,168	$1,161,766
Total liabilities	$414,387	$86,523	$13,712	$131,528	$486,561	$(43,096)	$1,089,615

	As at October 31, 2016
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total
Total assets	$411,251	$91,901	$14,245	$139,701	$492,899	$30,261	$1,180,258
Total liabilities	$411,320	$91,908	$14,281	$139,608	$493,044	$(41,515)	$1,108,646

Royal Bank of Canada        First Quarter 2017        67

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. During the first quarter of 2017, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except Capital ratios and leverage ratios)	January 31 2017	October 31 2016
Capital (1)
Common Equity Tier 1 capital	$48,880	$48,181
Tier 1 capital	55,959	55,270
Total capital	65,377	64,950
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	442,508	447,436
Tier 1 capital ratio	443,304	448,662
Total capital ratio	443,940	449,712
Total capital risk-weighted assets (1)
Credit risk	362,051	369,751
Market risk	25,095	23,964
Operational risk	56,794	55,997
	$443,940	$449,712
Capital ratios and leverage ratios (1), (3)
Common Equity Tier 1 capital ratio	11.0%	10.8%
Tier 1 capital ratio	12.6%	12.3%
Total capital ratio	14.7%	14.4%
Leverage ratio	4.4%	4.4%
Leverage ratio exposure (billions)	$1,260.0	$1,265.1

(1)	Capital, risk-weighted assets and capital ratios are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014 must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.
(3)	To enhance comparability among other global financial institutions, our transitional Common Equity Tier 1 capital, Tier 1, Total capital and leverage ratios as at January 31, 2017 were 11.6%, 12.7%, 14.7%, and 4.5%, respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

68        Royal Bank of Canada        First Quarter 2017

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of Canada

1500 Robert-Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com/rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services PLC

Valuation day price

For Canadian income tax purposes, Royal Bank of Canada’s common stock was quoted at $29.52 per share on the Valuation Day (December 22, 1971). This is equivalent to $7.38 per share after adjusting for the two-for-one stock split of March 1981 and the two-for-one stock split of February 1990. The one-for-one stock dividends in October 2000 and April 2006 did not affect the Valuation Day amount for our common shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada and

the U.S.) or 416-263-9394

(International)

email: service@computershare.com

For other shareholder inquiries, please contact:

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the Income Tax

Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by RBC to Canadian residents on both its common and preferred shares, are designated as “eligible dividends”, unless stated otherwise.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB). During the one-year period commencing June 1, 2016, we may repurchase for cancellation, up to 20 million common shares in the open market at market prices. Pursuant to an Amended Notice of Intention filed with the TSX and an exemption order issued by the Ontario Securities Commission on January 27, 2017, we may also purchase shares under specific

share repurchase programs at a discount to prevailing market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to

file a NCIB may be obtained,

without charge, by contacting our

Corporate Secretary at our Toronto

mailing address.

2017 Quarterly earnings release dates

First quarter            February 24

Second quarter      May 25

Third quarter          August 23

Fourth quarter        November 29

2017 Annual Meeting

The Annual Meeting of Common Shareholders will be held on Thursday, April 6, 2017, at 9:30 a.m. (Eastern Time), at the Sony Centre for the Performing Arts, 1 Front Street East, Toronto, Ontario, Canada.

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX with the exception of the series C-1 and C-2. The related depository shares of the series C-1 and C-2 preferred shares are listed on the NYSE.

Shareholder Relations

Royal Bank of Canada

200 Bay Street

South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Financial analysts, portfolio

managers, institutional

investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Canada

Dividend dates for 2017
Subject to approval by the Board of Directors
		Ex-dividend Dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ, BB, BD, BF, BH, BI, BJ, BK and BM	January 24 April 21 July 24 October 24	January 26 April 25 July 26 October 26	February 24 May 24 August 24 November 24
	Preferred shares series C-1 (US$)	February 1 May 3 August 2 November 1	February 3 May 5 August 4 November 3	February 13 May 15 August 14 November 13
	Preferred shares series C-2 (US$)	January 25 April 26 July 26 October 25	January 27 April 28 July 28 October 27	February 7 May 8 August 7 November 7
Tel: 416-955-7802 or visit our website at rbc.com/investorrelations

Governance

Summaries of the significant ways in which corporate governance practices followed by RBC differ from corporate governance practices required to be followed by U.S. domestic companies under the NYSE and Nasdaq listing standards are available on our website at rbc.com/governance.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.